BIG DOGS

2003 ANNUAL REPORT

To Our Shareholders:

It is with great enthusiasm that I sit and write our annual letter describing the condition of our company, our financial performance for the prior year and our future prospects.

2003 concluded with a strong balance sheet, improved in almost every aspect over 2002. We increased cash, had no bank borrowings and maintained stable inventories. Also, we have just completed the purchase of The Walking Company for approximately $19 million (subject to adjustment). The Walking Company, a specialty retailer of authentic comfort footwear, will be an important brand for our company providing significant top line growth and profitability as we integrate their operations with our own. I am pleased to say that the work we have accomplished over the past few years in strengthening our balance sheet allowed us to proceed with the purchase of The Walking Company with only a small amount of new financing and relatively little dilution to our overall share base.

2003 ended on a stable sales trend which has continued and improved moving into 2004. Going forward, we are optimistic that the drop we experienced in comparative store sales is behind us. In fact, had we not experienced the extreme weather in December on the East Coast and the fires in California, we believe our comparative store sales would have been slightly up in the 4th quarter of 2003. Our decline in sales in 2003 was also a result of the planned closing of 13 unprofitable stores. We continue to take a careful position in regard to long term real estate commitments and will do so in the year ahead. This strategy has been successful as we have closed over 25 unprofitable stores and lowered occupancy costs in over 35 stores in the last few years. As a result of these reduced occupancy costs, lower operating expenses and consistent gross margins, EPS was relatively stable as compared to 2002 when you adjust for the tax benefit.

On a product side, we continued to make progress as a graphics leader. Our unique graphics of humor and attitude combined with our original artwork differentiate Big Dogs and our brand from all others. Graphic T-shirts are the essence of the Big Dogs brand and for the second year in a row we set a new sales record, selling



BIG DOGS
TWENTY YEARS OF FUN
1983
20
2003
TWENTY YEARS OF ATTITUDE



225
200
175
150
25
0
198
208
209
203
2000
2001
2002
2003

Number of Stores[1]



$125
$100
$ 75
$ 50
$ 25
$ 1
$115.3
$112.4
$108.8
$103.8
2000
2001
2002
2003

Net Sales (Dollars in Millions)[1]



$ 4
$ 3
$ 2
$ 1
$ 0
$1.8
$2.6
$2.8*
$2.6
2000
2001
2002
2003

Net Income (Dollars in Millions)[1]

[1] *Graphs exclusively represent data from Big Dogs*

* *Amount shown differs from net income as reported of $3.8 million due to an exclusion of a $1 million tax benefit.*

over 3,000,000 graphic T-shirts at higher prices, lower costs, yielding better margins than ever before. All of our other product categories which prominently feature graphics such as boxer shorts and rayon shirts performed well in contrast to our more basic merchandise where we continue to see a negative trend. This further highlights that Big Dogs' unique graphics are the underlying strength of our brand statement of Quality, Value & Fun.

In our search for expansion opportunities, early this year we acquired the assets of Lifeforms, a small manufacturer and wholesaler of graphic apparel featuring T-shirts and related items. While small in scope, we view this as an exciting opportunity to leverage our expertise in graphic T's and related items through new wholesale channels, requiring a minimal increase in overhead and capital investment. We hope to see some top line impact from Lifeforms in 2005 and beyond.

Our larger acquisition, The Walking Company, is the leading specialty retailer of high-quality, technically designed comfort walkwear & accessories that features premium brands such as ECCO, Mephisto, Dansko, Birkenstock and Merrell among many others. Founded in 1991, the company grew very rapidly from a base of 20 stores in 1995 to over 100 stores in 2003, with total annual sales of over $85 million. As a result of their rapid expansion, they made certain real estate and merchandising missteps that left them with a weakened capital base and they eventually declared bankruptcy last summer. The bankruptcy process allowed The Walking Company to shed their non-performing stores and liquidate excess and obsolete inventory. The current enterprise is now a 72 store chain, wholly refocused on its core business of operating specialty stores in premium malls selling the best brands in the authentic comfort shoe category.

We believe the premium comfort walkwear market is growing and poised for future growth due to the aging population of baby boomers and continuing customer acceptance of this type of product. The Walking Company should benefit from these trends over the next several years as we are the leading specialty retailer in this category. Of additional note is the relative insulation this market has from the mass market and "big box" retailers who cannot provide either the technical service required to sell this type of product or manage the high price points of this product category. Further, we anticipate future cost savings from a number of overhead synergies and have already incorporated their distribution center and various administrative functions into our existing infrastructure.

We have a talented and experienced management team in place, and we believe that our shareholders will prosper as the Company and it's brands strengthen and grow into the future. On behalf of the Board of Directors, we thank all of our employees, customers, vendors and shareholders for their contributions and in 2003.



$60
$55
$50
$45
$40
$58.8
$58.3
$56.8
$54.3
2000
2001
2002
2003

Total Operating Expenses
(Dollars in Millions)



$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.17
$0.31
$0.33*
$0.32
2000
2001
2002
2003

Earnings Per Share

*Amount shown differs from earnings per share as reported of $.45 due to an exclusion of a $.12 tax benefit.



Andrew Feshbach
C.E.O.

Fred Kayne
Chairman


BIG DOG
SPORTSWEAR


ALASKA
HAWAII
PUERTO RICO

With 190 Big Dogs retail stores, retail is the largest selling arm of the company. Each store enhances the brand by using fun and creative themes in decor and displays.

BIG DOGS HAS A STRONGLY DIVERSIFIED APPROACH TO SELLING: RETAIL STORES, WHOLESALE, MAIL ORDER, INTERNET, LICENSING, AND CORPORATE SALES ARE ALL PART OF THE MIX.

RETAIL STORES generate the vast majority of revenue for Big Dogs. Currently there are 190 stores across the United States that are owned and operated by Big Dogs. Each store is designed to enhance the Big Dog brand by using creative themes in decor and displays, and floor plans that maximize sales by making shopping both straightforward and fun for customers. All of our stores emphasize


IF YOU CAN'T RUN WITH THE
BIG DOGS
STAY ON THE PORCH!


BIG DOGS


BIG DOG

the Quality, Value, Fun aspects of our brand. The immediate future includes plans to open more new stores in open-air malls, lifestyle and outlet centers.

THE WHOLESALE DIVISION sells products to better specialty shops and department store chains such as Casual Male among others. These stores widen the distribution channel of Big Dogs, and often give customers their first exposure to the brand.

THE MAIL ORDER AND INTERNET DIVISION distribute millions of catalogs annually to customers. The combination of web site & traditional catalog has proven to be a successful sales and marketing tool for the company.

CORPORATE SALES creates customized Logos for companies ranging from a single pet shop with a few employees to Fortune 500 companies with tens of thousands of employees. Whether you are little or big, you still want to be "The Big Dog."

THE LICENSING DIVISION pursues opportunities to sell products under the Big Dogs brand that do not fit the product mix of our retail stores or other divisions. In this way, we can tap into the manufacturing expertise of others and use their appropriate distribution channels to enhance our brand and increase sales and profitability.




BIG DOGS
FREE SHIPPING
This Mini-Catalog Contains Just A Portion Of Over 500 New Spring Products At www.BIGDOGS.com
BIG DOGS
FREE SHIPPING
HERE COMES SANTA PAWS!
FOR EVERYONE IN YOUR FAMILY!
Guaranteed Christmas Delivery!

The Big Dogs website and catalog give customers 24 hr access to the fun of Big Dogs in the comfort of their own home. www.BIGDOGS.com has been profitable since its inception.

Casual Male
BIG & TALL

Big Dogs' wholesale division sells products through specialty shops and department store accounts that include Casual Male among others.


I AM
THE
BIG DOG



Big Dogs leverages the power of its brand through selective Product Licensing.

LIFE FORMS®

It's A Jungle Out There!®

IN EARLY 2004, BIG DOG HOLDINGS ACQUIRED THE ASSETS OF LIFEFORMS INC., a small manufacturer and wholesaler of graphic apparel featuring T-shirts and related items sold to men, women and children. The assets included a large library of animal graphics, which like Big Dogs, are the essence of the brand. Lifeforms had previously distributed its product nationally through better department stores and specialty stores.



BAD AS IGUANA BE

While this acquisition was small in scope, it represents an exciting opportunity to leverage the talent and expertise of Big Dogs' management team in the production of graphic T-shirts and related items, while requiring a minimal increase in overhead and capital investment. Additionally, the Lifeforms brand offers an opportunity to sell products through new wholesale channels. By utilizing Big Dogs' infrastructure to create cost-savings and efficiencies in all aspects of the business, it is our hope to revitalize the Lifeforms brand and see some top line impact in 2005 and beyond.



DOLPHINS
PROTECT OUR OCEANS

THE WALKING COMPANY

IN EARLY 2004, Big Dogs acquired The Walking Company, the premier retailer of authentic comfort footwear, operating over 70 specialty stores in premium malls across the nation. The Walking Company sells a unique mix of high-quality, technically designed walkwear & accessories from around the world to both men and women. These products have particular appeal to one of the largest and most rapidly growing demographics in the nation. The market growth potential, unique retail store concept and numerous possibilities for marketing and branding offer exciting growth opportunities.

A GROWING MARKET. There has been a substantial shift both in and out of the workforce towards more casual and comfortable footwear. In addition, there has been a strong and increasing trend in the United States focusing on fitness walking which has become the leading participation sport in the country. Finally, with people living longer and becoming more educated about health & fitness, The Walking Company is poised to take advantage of the aging population demographics.

ecco MEPHISTO® dansko MERRELL® Teva


THE
WALKING
COMPANY
WALKING

People over 50 represent the fastest growing segment of the population in the US, and the number is expected to grow by another 21 million by the year 2010.

Our Competitive Advantage. In addition to a unique product mix and wide customer appeal, The Walking Company has the strategic advantage of a highly skilled retail sales force providing a combination of product expertise, foot care and pain relief knowledge. This unique value-added approach to selling differentiates The Walking Company from its competition and is a model that cannot be replicated in the mass market.



Marketing & Brand Building Opportunities. We believe that there is a substantial opportunity to increase top line sales and enhance the brand image of The Walking Company by developing key marketing & branding initiatives. Our main marketing focus will be to build top of mind awareness with customers that clearly establishes The Walking Company as the ultimate source for authentic comfort footwear from around the world.

Big Dogs' retail and operational expertise combined with significant back-office synergies make The Walking Company an exciting acquisition. We believe that with the loyal customer base, increasing demand for technical comfort in casual footwear and a unique retail concept, Big Dogs can steer The Walking Company to future growth and profitability.


ecco

THE BEST BRANDS FROM AROUND THE WORLD

THE WALKING COMPANY

AUTHENTIC COMFORT



Timberland UGG BIRKENSTOCK APEX

BIG DOGS®

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 10-K

(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ________ TO ________

COMMISSION FILE NUMBER: 0-22963

BIG DOG HOLDINGS, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE (STATE OR OTHER JURISDICTION OF OR ORGANIZATION)	52-1868665 (I.R.S. EMPLOYER INCORPORATION IDENTIFICATION NO.)
121 GRAY AVENUE, SANTA BARBARA, CALIFORNIA (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)	93101 (ZIP CODE)

(805) 963-8727
(REGISTRANT'S TELEPHONE NUMBER INCLUDING AREA CODE)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: Common Stock, $0.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act.)
Yes ___ No X

The aggregate market value of Common Stock held by non-affiliates of the registrant on March 1, 2004 was approximately $8,271,000. All outstanding shares of Common Stock, other than those held by executive officers, directors and 10% shareholders, are deemed to be held by non-affiliates.

On March 1, 2004, the registrant had 8,243,132 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference from the definitive Proxy Statement for the 2004 Annual Meeting of Shareholders, to be filed with the Commission no later than 120 days after the end of the registrant's fiscal year covered by this Form 10-K.

(THIS PAGE INTENTIONALLY LEFT BLANK)

PART I

ITEM 1. BUSINESS

Unless the context indicates otherwise, when this Annual Report on Form 10-K refers to "we," "us" or "the Company," we are referring to Big Dog Holdings, Inc. and its subsidiaries on a consolidated basis.

The following discussion should be read in conjunction with the audited financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

GENERAL

Big Dog Holdings, Inc. is the parent company of Big Dog USA, Inc. ("Big Dogs"). Big Dogs develops, markets and retails a branded, lifestyle collection of unique, high-quality, popular-priced consumer products, including activewear, casual sportswear, accessories and gifts. BIG DOGS® is an All-American, family-oriented brand that we believe has established a unique niche in its dedication to providing quality, value and fun. Big Dogs products were first sold in 1983, and operations remained limited through 1992 when the current controlling stockholders acquired the BIG DOGS® brand and related assets. Following the acquisition, we initiated a strategy of leveraging the brand through dramatic expansion of our product line and rapid growth in our retail stores. The number of our stores has grown from 5 in 1993 to 203 as of December 31, 2003. After early years of rapid growth, we reached a level of maturity in the number of our stores and breadth of our product line. In recent years we have focused on profitability and brand management.

Our products are centered around the signature BIG DOGS® name, logo and "Big Dog" characters and are designed to appeal to a broad range of customers. The BIG DOGS® brand conveys a sense of fun, humor and a "Big Dog attitude," whereby each customer can feel that he or she is a "Big Dog." The Big Dog attitude and sense of fun are brought to life through our graphic capabilities that portray the Big Dog characters in a number of engaging, positive and inspiring situations and activities. The Big Dog attitude is further defined by a number of slogans such as "If You Can't Run with the Big Dogs Stay on the Porch"®, "Large and In Charge" and "Attitude is Everything." These graphics and slogans combine a bold, spirited attitude with wry, lighthearted humor. The appeal of the brand is further strengthened through a customer's personal identification with particular sports and other activities depicted in these graphics. In addition to our focus on fun, Big Dogs develops customer loyalty and enhances its brand image by providing a consistently high level of quality at moderate price points. We accomplish this primarily through (i) selling our own brand directly to the consumer, (ii) low-cost product development, and (iii) sourcing high-volume/low-cost basic apparel with limited fashion risk.

The BIG DOGS® brand is designed to appeal to men, women and children of all ages, particularly baby boomers and their kids, especially when they are engaged in leisure or recreational activities. Furthermore, we believe the millions of dog and other pet owners in the United States, as well as children, have a strong natural affinity toward the dog-related images and themes in Big Dogs graphics. In addition, we believe the positive image the brand brings to being a "Big Dog" has a special appeal to large-size customers. We develop our apparel products, which include a wide variety of basic apparel and related products, with an emphasis on being functional rather than fashion-forward or trendy. These apparel products include graphic T-shirts, shorts, knit and woven shirts, fleece items, loungewear and boxer shorts. In addition to its BIG DOGS® line of activewear and casual sportswear for men and women, we have a LITTLE BIG DOGS® line of infants' and children's apparel and a BIG BIG DOGS® line of big-size apparel. We also sell a line of non-apparel products, including plush animals, stationery and pet products, which feature Big Dog graphics and are developed to complement our apparel.

We reinforce our brand image by distributing BIG DOGS® products primarily through our own retail stores. This distribution strategy enables us to present a complete selection of our merchandise in a creative and fun environment. In addition, this strategy enables us to more effectively reach our target customers by locating stores in tourist-oriented and other casual environments where we believe our products have their highest appeal. We operate our retail stores primarily in outlets, tourist locations and value-oriented shopping environments. In addition to our retail stores, we market our products through other channels, including our catalog, better wholesale and corporate accounts, website and licensing opportunities.

RECENT DEVELOPMENTS

In December 2003, Big Dogs acquired the assets of LFI Sportswear, Inc. d/b/a Lifeforms, previously a small manufacturer and wholesaler of graphic apparel featuring t-shirts and related items sold to men, women and children. The assets are a substantial library of animal-themed graphics, similar to the BIG DOGS brand. The Company acquired Lifeforms for $45,000, which is classified as an intangible asset in the consolidated balance sheet at December 31, 2003. Lifeforms had previously distributed its product nationally through better department stores and specialty stores. Lifeforms is being integrated into the operations of Big Dogs, and will be operated as a division of that company. The Company does not expect the Lifeforms division to contribute significant sales for the Company until 2005.

In March 2004, the Company, through a newly formed subsidiary, acquired substantially all of the assets of The Walking Company out of bankruptcy. The Walking Company is the leading specialty retailer of authentic comfort footwear, operating over 70 specialty stores in premium malls across the nation. The Walking Company sells high-quality, technically designed walkwear and accessories from around the world to both men and women.

BUSINESS OF BIG DOGS

Business Strategy

PROMOTE THE BIG DOG SPIRIT OF FUN. A key and unique element in our Big Dogs brand image is the focus on fun. This spirit of fun revolves around our Big Dog character that has broad appeal to men, women and children of all ages. We foster this spirit by creating positive, humorous, topical and inspiring graphics and slogans that we apply to our merchandise. More than just a logo, "the Big Dog" represents the leader, athlete, child, comedian, musician, boss, traveler, parent and dog lover that a wide range of customers can identify with. Big Dog products are fun, not only because of their graphics and slogans, but also because they are designed for recreational, sports and leisure activities and make ideal gifts. Our focus on fun is further enhanced by the lively, enjoyable atmosphere in our retail stores and is also reflected in our catalog, website and marketing promotions and activities.

DELIVER HIGH QUALITY AT A GOOD VALUE. Big Dogs' products are constructed using high-quality fabrics and other materials. Many of our products feature unique graphics characterized by advanced print techniques, as well as unique appliqués and embroideries on many of our apparel products. We believe this combination of quality fabrics and graphics in our apparel products provides the customer with a product that has an exceptional look and feel. We are able to deliver this level of quality at reasonable prices primarily as a result of (i) selling our own brand direct to the consumer, (ii) low-cost product development, (iii) sourcing of basic apparel, and (iv) low marketing costs. We believe that delivering quality and value is instrumental in generating customer appeal and brand loyalty for our products, particularly those that do not prominently feature Big Dog graphics.

ENHANCE FUNCTIONAL PRODUCTS WITH GRAPHICS. Big Dogs develops functional rather than fashion-forward products. We believe we have a special competency in creating distinctive, popular graphics which we use to differentiate our products from those of our competitors. We have developed a broad assortment of classic, functional clothing ("basics") in traditional, less fashion-forward colors. Our focus on basics and our ability to leverage our graphics across multiple product categories have allowed us to eliminate the need for a traditional buyer or design staff, and thereby lower our product development costs compared to most fashion apparel companies. Furthermore, since our graphics are added in the last stage of production, we are able to be more responsive to customer preferences while also lowering our inventory risk.

TARGET A BROAD, DIVERSE CUSTOMER BASE. We believe we have established Big Dogs as an All-American, family-oriented brand featuring products, graphic themes, slogans and promotions that appeal to a broad range of consumers. Although our marketing focus is on baby boomers and their kids, our customers include men, women and children of all ages, who span a wide range of geographic areas and income levels. Furthermore, we believe that the millions of dog and other pet owners in the United States, as well as children, have a strong natural affinity for the dog-related images and themes in Big Dogs graphics. In addition, we believe that the positive image the brand brings to being a "Big Dog" has a special appeal to big-size customers.

MAINTAIN CONTROLLED DISTRIBUTION. We sell our products primarily through our own stores and, to a lesser extent, through our catalog and website. By selling direct to customers, we are able to present our complete line of merchandise in a creative and fun environment. This also allows us to target our customers more precisely by locating stores in tourist-oriented and other high-traffic areas where we believe consumers are more likely to be of the mind to purchase Big Dogs' fun, casual apparel. Selling direct to the consumer also allows us (i) to enhance our margins while still providing customer value, (ii) to be more responsive to customer feedback, especially with regard to new product development, (iii) to reduce the need to build brand awareness through large-scale media advertising, and (iv) to collect customer names for our catalog through in-store sign-ups.

CREATE AN ENTERTAINING SHOPPING EXPERIENCE. Big Dogs seeks to create a distinctive and fun shopping environment in its stores through an innovative display of our graphic art and humor, including in-store "T-shirt walls" and other displays designed to immediately put the customer in a relaxed, fun state of mind. By showcasing our complete product line, Big Dogs stores offer something for everyone in the family. Effective cross-merchandising in the stores is designed to add excitement and prompt add-on purchases. We believe the customer's shopping experience is further enhanced by our knowledgeable and enthusiastic sales staff.

EMPHASIZE GRASSROOTS MARKETING. We believe Big Dogs' most effective marketing is by the products themselves and their presentation in our retail stores, catalog and website. As a result, we have spent relatively little on advertising. Also important to our marketing strategy is our targeted "grassroots" marketing activities. These activities include local and charity sponsorships (such as high school sports teams) and community-oriented promotional events (such as the Company's annual dog parade in Santa Barbara).

Merchandising

The Big Dogs product line features a branded, lifestyle collection of unique, high-quality, popular-priced consumer products, including activewear, casual sportswear, accessories and gifts. Our apparel lines include full collections of classic unisex casual sportswear and activewear for adults, as well as collections for infants and children and the big-size market. We continuously explore opportunities to further leverage our brand and graphics into new product lines.

Our apparel products are manufactured from premium cotton, or, in some instances, cotton/ synthetic blends. Big Dogs' apparel is characterized by quality fabrics, construction and embellishments, and is distinguished from other apparel lines by the BIG DOGS® name, dog logo, graphics and slogans. In addition to our distinctive graphics, we believe we have achieved recognition for the quality and performance of our products.

The majority of our products range from between $4 and $45. The following table sets forth the approximate contribution that each of our product categories made to total net sales in our retail stores for the year ended December 31, 2003:

	% OF RETAIL STORE* NET SALES YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Adult Apparel and Accessories	53.0%	51.8%	52.6%
Big-size Apparel	22.8	22.6	21.4
Infants' and Children's Apparel and Accessories	18.7	20.4	20.7
Non-Apparel Products	5.5	5.2	5.3
Total	100.0%	100.0%	100.0%

*Does not include catalog, wholesale and internet sales, which are skewed toward larger sizes.

ADULT APPAREL AND ACCESSORIES. Big Dogs sells a complete line of adult unisex activewear and casual sportswear. We offer screen-printed and embroidered T-shirts and sweatshirts, in a variety of styles and colors that prominently display the Big Dogs graphics and slogans. In addition, we offer shorts, knit and woven casual shirts, fleece tops and bottoms, loungewear, boxer shorts, swimwear and sleepwear, all of which feature print designs or simply the BIG DOGS® name and/or dog logo. Our adult apparel line primarily focuses on basic items that recur with relatively minor variation from season-to-season and year-to-year. While certain of our classic, popular items and graphics have been in the Big Dogs line with very little change for over 10 years, we introduce new apparel and other products throughout the year to ensure that the merchandise assortments are consistent with the top sellers within our competitive market.

We leverage the Big Dogs trademarks, characters and more popular graphics by carefully translating them to a wide variety of apparel accessories, including caps, socks, sunglasses, bags, and wallets. These products are developed and introduced based on their consistency with Big Dog's brand image and whether they complement our other products. Our accessories not only provide an opportunity to create add-on purchases, but also minimize product development costs and inventory risk by utilizing graphics and slogans that have first proven popular on our graphic T-shirts.

BIG-SIZE APPAREL. We believe the BIG DOGS® image and the positive emphasis the brand gives to being a "Big Dog" have a unique appeal to consumers who wear big sizes. Our BIG BIG DOGS® category offers a line of unisex activewear and casual sportswear. As with the regular adult sizes, this category features screen-printed and embroidered T-shirts and sweatshirts, in a variety of styles and colors that prominently display the Big Dogs graphic themes and slogans. In addition, we offers shorts, knit and woven casual and sports shirts, fleece tops and bottoms, loungewear, boxer shorts, swimwear and sleepwear, which may feature print designs or simply the BIG DOGS® name and/or dog logo. We sell our BIG BIG DOGS® line primarily through our retail stores, catalog and website, and also through selected wholesale accounts.

INFANTS' AND CHILDREN'S APPAREL AND ACCESSORIES. The LITTLE BIG DOGS® line includes infants, toddlers, kids and youth sizes. Products in this line include graphic T-shirts, shirts, fleece items, infant and toddler one-pieces, boxer shorts, dresses and shorts, virtually all of which feature distinctive graphics. The graphics and fabrics of this line are designed to mirror many of the more popular graphics and fabrics in the BIG DOGS® adult line in order to encourage family purchases and leverage overall product development costs. We sell our LITTLE BIG DOGS® line primarily through our retail stores, catalog and website, but also wholesale it to certain specialty and better department stores.

NON-APPAREL PRODUCTS. We further leverage our trademarks, characters and more popular graphics by applying them to a wide variety of adult's and children's non-apparel items, including pet products, plush animals and other toys, sporting goods, stationery, calendars and lunch boxes. As with apparel accessories, new non-apparel products are developed and introduced based on whether they are consistent with Big Dogs' brand image and complement our other products. As with apparel accessories, the graphics applied to these products have first proven popular on our T-shirts, resulting in lower product development costs and inventory risk. In general, non-apparel items have higher gross margins than many of our other products.

Marketing

Big Dogs strives to maintain a consistent brand image through the coordination of our merchandising, marketing and sales efforts. The goal of our marketing efforts is to present a distinctive image of quality, value and fun that consumers will associate with our products and thereby enhance the BIG DOGS® brand image. The BIG DOGS® brand image has been developed with relatively little advertising, as we believe it's most effective marketing is its products themselves and their presentation in our retail stores, catalog and website. Our catalog and website serve not only as a means of product distribution, but also as key marketing pieces for our retail stores.

Also important to our marketing strategy is our targeted "grassroots" marketing activities. These activities include local and charity sponsorships (such as high school sports teams) and community-oriented promotional events (such as our annual dog parade in Santa Barbara). We train and incentivize our store managers to actively involve their stores in local, grassroots activities. In addition, we utilize billboard advertising designed to direct customers to local Big Dogs retail stores.

Retail Stores

We seek to create a distinctive and fun shopping environment in Big Dogs stores through the innovative display of our graphic art and humor, including in-store "T-shirt walls" and other displays designed to immediately put the customer in a fun, relaxed state of mind. In addition, our cross-merchandising and colorful signages are designed to add excitement in the stores and prompt add-on purchases. By showcasing our complete product line and broad assortment, Big Dogs stores offer something for everyone in the family and are particularly appealing to the dedicated Big Dogs customer.

In 2003, our retail stores contributed approximately 93% of total net sales. As of December 31, 2003, we operated a total of 203 stores, 201 stores in 42 states and 2 stores in Puerto Rico. Big Dogs stores are typically located in tourist and recreation-oriented shopping locations and other casual environments where the Company believes consumers are more likely to be in a fun, relaxed state of mind. In making site selections, we also consider a variety of other factors, including proximity to large population centers, area income, the prestige and potential customer-draw of the other tenants in the center or area, projected profitability, store location and visibility within the center, and the accessibility and visibility of the center from nearby thoroughfares.

The table below sets forth the number of stores located in each state and territory as of December 31, 2003:

State	No. of Stores	State	No. of Stores
Alabama	1	Minnesota	4
Alaska	1	Mississippi	3
Arizona	7	Missouri	7
California	36	Nevada	3
Colorado	5	New Hampshire	2
Connecticut	1	New Jersey	2
Delaware	3	New Mexico	1
Florida	14	New York	5
Georgia	6	North Carolina	6
Hawaii	1	Ohio	3
Idaho	2	Oklahoma	2
Illinois	4	Oregon	6
Indiana	4	Pennsylvania	7
Iowa	2	South Carolina	6
Kansas	3	South Dakota	1
Kentucky	1	Tennessee	7
Louisiana	2	Texas	10
Maine	2	Utah	3
Maryland	6	Virginia	4
Massachusetts	3	Washington	5
Michigan	6	Wisconsin	4

U.S. Territory	No. of Stores
Puerto Rico	2

We operate Big Dogs retail stores primarily in outlet malls. Big Dogs' traditional emphasis has been on outlet malls because those malls are often located in tourist areas and attract significant numbers of Big Dogs' targeted customers. While the growth in the outlet industry has slowed in recent years, we expect to continue opening stores in new quality outlet malls as they are opened to the extent they meet our requirements.

Our outlet mall stores average approximately 2,800 square feet. Our outlet stores offer a complete and current line of our products priced approximately 25% less than the same items are sold for in our catalog and website, our full-price stores and by other retailers. We opened 7 new stores, of which 3 were temporary stores, and closed 13 under-performing stores during 2003. Our cost to open a store in 2003, including leasehold improvements and furniture and fixtures, was approximately $48,000 (net of tenant improvement allowances paid to us by landlords). The average per store initial inventory (partially financed by trade payables) for the new 2003 stores was approximately $73,000 and pre-opening expenses averaged approximately $12,000 per store.

Our store operations are managed by a Senior Vice President—Retail, Director of Retail Operations, two regional managers and approximately 14 district and area managers. Each of the stores is managed and operated by a store manager, an assistant manager and full-time and part-time sales associates. We seek to further enhance our customers' shopping experience by developing a knowledgeable and enthusiastic sales staff to distinguish Big Dogs from its competition. In this regard, we have implemented employee training and incentive programs and encourage our sales associates to be friendly and courteous and to guide customers to graphics and products that tie into their individual interests. We believe our commitment to customer service enhances our ability to generate repeat business and to attract new customers. We also believe that the fun nature of our products create employee enthusiasm and positive morale that in turn enhance customer service and contribute to the fun shopping experience.

Non-Retail Distribution

Non-retail distribution channels, which include catalog and internet, and wholesale and corporate sales, represented approximately 7% of our total net sales in 2003.

CATALOG AND INTERNET. In addition to generating their own sales, our catalog and website serve as key marketing pieces for our products and stores. Our catalog and Internet sales in 2003 were approximately $5.2 million, or approximately 5% of total net sales. Such sales have had growth in recent years, on a relatively small base. We have the benefit of being able to develop names for our mailing list through our retail store chain, which has been the primary source for such list.

WHOLESALE AND CORPORATE SALES. Big Dogs wholesale sales in 2003 were approximately $2.2 million, or approximately 2% of total net sales.

Sourcing

DOMESTIC AND INTERNATIONAL SOURCING. Big Dogs does not own or operate any manufacturing facilities but instead source our products through third-party contractors with manufacturing facilities that are primarily overseas and to a limited extent, in Central America. We believe that outsourcing allows us to enhance production flexibility and capacity, while substantially reducing capital expenditures and avoiding the costs of managing a large production workforce. In addition, outsourcing allows us to leverage working capital, transfer risk and focus our energy and resources on merchandising, marketing and sales.

Big Dogs' domestic sourcing is primarily limited to graphic T-shirts. Our graphic T-shirt business is managed in-house. This includes management of screen printing art and blanks, but not the actual screen-printing operations which are outsourced. The majority of our other products, excluding T-shirts, are manufactured overseas, primarily in Asia, the Middle East and Turkey. In order to reduce our exposure to production risks and delays arising from trade disputes, political disruption or other factors relating to any one vendor or country, we utilize a diverse group of vendors. We source the majority of our product from trading companies. Through these trading companies and directly, we source from approximately 65 unaffiliated vendors, including over 35 foreign vendors in a number of countries. In order to enhance our sourcing flexibility, we use trading companies rather than operate our own foreign sourcing office. These trading companies assist us in selecting and overseeing third-party vendors, sourcing fabric and monitoring quotas and other trade regulations. We do not have supply contracts with any of our suppliers. Although the loss of major suppliers could have a significant effect on our immediate operating results, since we are focused on basic apparel, we believe alternate sources of merchandise for most product categories are available at comparable prices and that we could replace these suppliers without any long-term adverse effect.

We forecast Big Dogs' production requirements to secure necessary manufacturing capacity and quota. Since our foreign manufacturers are located at greater geographic distances from us than our domestic manufacturers, we generally allow greater lead-times for foreign orders. However, due to our focus on widely available basics rather than fashion items, we believe these lead times do not present significant risks.

QUALITY CONTROL. Our quality control program is designed to ensure that all goods bearing BIG DOGS® trademarks meet our standards. With respect to our products, Big Dogs, through its employees and sourcing agents, develops and inspects prototypes of each product prior to manufacture. For apparel products, Big Dogs, through its employees and sourcing agents, inspects the prototypes and fabrics prior to cutting by the contractors, establishes fittings based on the prototype and inspects samples. We or our sourcing agents inspect the final product prior to shipment to our warehouse or at the warehouse prior to payment.

BUSINESS OF THE WALKING COMPANY

The Walking Company is the leading specialty retailer of authentic comfort footwear. On March 3, 2004, 72 "The Walking Company" stores were operating in premium malls across the nation. The Walking Company sells high-quality, technically designed footwear and accessories from around the world to both men and women, including such brands as ECCO®, Mephisto®, Dansko®, Merrell® and Birkenstock®. The Walking Company had total annual sales of $65 million in 2003 (excluding sales of stores closed in 2003 during the bankruptcy process).

The Walking Company was founded in 1991 and grew rapidly from a base of 20 stores in 1995 to over 100 stores in 2003. As a result of its rapid expansion, The Walking Company made certain real estate and merchandising missteps and eventually declared bankruptcy in July 2003. The bankruptcy process allowed The Walking Company to reject its non-performing stores and liquidate excess and obsolete inventory.

Having purchased the assets of The Walking Company out of bankruptcy in March 2004, the Company is now re-focusing The Walking Company's operations on its original core business of operating specialty stores in premium malls selling the best brands in the comfort shoe category. We acquired the business of The Walking Company based on, among other factors, our favorable assessment of its market niche, the favorable demographics of that market, and an anticipated ability to realize efficiencies and increase profitability by utilizing the retail store expertise of the Company and by consolidating The Walking Company's corporate overhead operations with those of the Company. The footwear products sold by The Walking Company appeal to a large and growing demographic. There has been a shift both in and out of the workforce towards more casual and comfortable footwear. In addition, The Walking Company capitalizes on the trend toward fitness walking, which has become a leading participation sport. Finally, with people living longer and becoming more educated about health and fitness, The Walking Company is in a position to take advantage of the aging population demographics. People over 50 represent the fastest growing segment of the population in the U.S., and the number is expected to continue to grow in the near future.

We believe that The Walking Company presents a competitive advantage by combining a unique product mix and broad customer appeal with a skilled retail sales force providing a combination of product expertise, foot care and pain relief knowledge. This value-added approach to selling differentiates The Walking Company from much of its competition and is a model that cannot be effectively replicated in the mass market.

The table below sets forth the number of The Walking Company stores located in each state as of March 1, 2004:

State	No. of Stores	State	No. of Stores
Arizona	1	Michigan	3
California	17	Minnesota	1
Colorado	2	Missouri	1
Connecticut	2	Nevada	1
Delaware	1	New Jersey	2
District of Columbia	1	New York	1
Florida	5	North Carolina	1
Georgia	3	Ohio	2
Hawaii	2	Oregon	3
Illinois	2	Pennsylvania	2
Indiana	1	South Carolina	1
Louisiana	1	Texas	1
Maryland	2	Virginia	4
Massachusetts	5	Washington	4

The Walking Company stores are primarily in leading regional malls that attract significant numbers of its targeted customers. The Walking Company stores are mostly in the size range of 1,300 to 1,800 square feet.

MANAGEMENT INFORMATION SYSTEMS

The Company is committed to utilizing technology to enhance its competitive position. We have put in place computer hardware, systems applications and networks that are the same as those used by a number of large retailers. These systems support the sales and distribution of products to our stores and customers and improve the integration and efficiency of our domestic and foreign sourcing operations. The Company's management information system ("MIS") provides integration of store, merchandising, distribution and financial systems. These systems include stock keeping unit ("SKU") and classification inventory tracking, purchase order management, open-to-buy, merchandise distribution, automated ticket making, general ledger, sales audit, accounts payable, fixed asset management, payroll and integrated financials. These systems operate on an IBM AS 400 platform and a Microsoft NT server network and utilize Island Pacific software. Our point-of-sale ("POS") system consists of registers providing price look-up, e-mail and credit card and check authorization. Through automated two-way communication with each store, sales information, e-mail and timekeeping information are uploaded to the host system, and receiving, price changes and systems maintenance are down-loaded through the POS devices. Sales are updated daily in the merchandising report systems by polling sales from each store's POS terminals. We evaluate information obtained through daily polling, including a daily tracking of gross margin, to implement merchandising decisions regarding reorders, markdowns and allocation of merchandise. Wholesale and catalog operations are also supported by MIS applications from established vendors, designed specifically to meet the unique requirements of these segments of the business. These applications include customer service phone center, order processing and mailing list maintenance.

ALLOCATION AND DISTRIBUTION OF MERCHANDISE

Allocation and distribution of our inventory is performed centrally at the SKU, merchandise classification and store levels using integrated third-party software. Utilizing our MIS capabilities, our planning and allocation group works closely with the merchandising and retail departments to monitor and respond to customer purchasing trends and meet the seasonal and locale-specific merchandising requirements of our retail stores.

Our main warehouse facility and our mail order warehouse and fulfillment facility are located in a 143,000 square-foot distribution facility in Santa Fe Springs, California. All merchandise is delivered by vendors to this facility, where it is inspected, entered into our merchandising software system, picked and boxed for shipment to the stores or customers. We ship merchandise to our stores at least weekly, to provide a steady flow of merchandise.

TRADEMARKS

The Company utilizes a variety of trademarks which it owns; including the U.S. registered trademarks BIG DOGS®, BIG DOG SPORTSWEAR®, dog logo, BIG DOG®, LITTLE BIG DOGS®, BIG BIG DOGS® and THE WALKING COMPANY®. In addition, we have registered certain of our trademarks or have registration applications pending in over 22 other countries. We regard our trademarks and other proprietary rights as valuable assets and believe they have significant value in the marketing of our products. Like most popular brands, from time to time in the course of business we discover products in the marketplace that we believe infringe upon our trademark rights. In addition, companies may claim that a certain product or graphic of ours infringes on their intellectual property rights (sometimes in regard to our parodies of other's trademarks that we do as part of the Big Dogs sense of fun). We vigorously protect our trademarks and defend ourselves against claims of others. Actions against infringers include the use of cease and desist letters, administrative proceedings and lawsuits.

COMPETITION

Although the level and nature of competition differ among our product categories, Big Dogs competes primarily on the basis of its brand image, offering a unique combination of quality, value and fun, and on other factors including product assortment, price, store location and layout, and customer service. The markets for each of our products are highly competitive. We believe that our long-term competitive position will depend upon our ability to anticipate and respond effectively to changing consumer demands and to offer customers a wide variety of high-quality, fun products at competitive prices. Although we believe we do not compete directly with any single company with respect to our entire range of merchandise, within each merchandise category we compete with well-known apparel and specialty retail companies such as The GAP and Eddie Bauer and The Disney Stores, as well as a large number of national and regional department stores, specialty retailers and apparel designers and manufacturers. In addition, in recent years, the amount of casual sportswear and activewear manufactured specifically for department stores and sold under their own labels has significantly increased. The Walking Company competes primarily with small shoes chains and also department stores, such as Nordstrom.

Some of the Company's competitors are significantly larger and more diversified and have substantially greater financial, distribution, marketing and other resources and have achieved greater recognition for their brand names than the Company.

EMPLOYEES

At March 1, 2004, we had approximately 600 full-time and 800 part-time employees (prior to the acquisition of The Walking Company). The number of part-time employees fluctuates significantly based on seasonal needs. No employees are covered by collective bargaining agreements.

AVAILABLE INFORMATION

Our website is www.bigdogs.com. We make available free of charge through our website our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practical after electronically filing such reports with the Securities and Exchange Commission. This website is intended to be an inactive textual reference only and none of the information contained in our website is part of this report or is incorporated in this report by reference.

ITEM 2. PROPERTIES

Our corporate headquarters are in leased offices comprising approximately 24,000 square feet in Santa Barbara, California. This lease expires July 2011, with two options to extend for another 5 years. Our distribution facility is located in Santa Fe Springs, California in a building comprising approximately 143,000 square feet under a lease that expires in January 2008. We have an option to extend this lease for 5 years.

We lease all of our store locations. Big Dogs store leases are typically for an initial term of 5 years with a 5-year option and provide for base rent plus contingent rent based upon a percentage of sales in excess of agreed-upon sales levels. In recent years, Big Dogs has negotiated shorter-term renewals in malls where it perceives a risk of declining sales. See "Item 1. BUSINESS – RETAIL STORES." The Walking Company stores typically have longer terms, as required by leading mall developers.

ITEM 3. LEGAL PROCEEDINGS

We are involved from time to time in litigation incidental to our business. We believe that the outcome of such litigation will not have a material adverse effect on our results of operation or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF THE SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The common stock of our Company is traded on the NASDAQ National Market under the symbol BDOG. The following table sets forth, for the period from the first quarter 2002 through the fourth quarter 2003, the high and low "sales" price of the shares of our common stock, as reported on the NASDAQ National Market.

	2003		2002	
	High	Low	High	Low
First Quarter	$ 2.670	$ 1.840	$ 5.590	$ 1.890
Second Quarter	3.210	1.930	5.146	2.760
Third Quarter	3.340	2.610	3.690	2.100
Fourth Quarter	4.000	2.730	3.730	2.450

On March 1, 2004, the last sales price of the common stock as reported on the NASDAQ National Market was $4.600 per share. As of March 1, 2004, we had approximately 144 shareholders of record of our common stock.

Our current credit agreement prohibits the payment of dividends (see Liquidity and Capital Resources). We did not pay a dividend in 2003 and 2002, and do not expect to pay dividends in the future.

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Form 10-K. Financial data for The Walking Company is not included in the following table or in the financial data elsewhere presented in this Form 10-K.

	YEARS ENDED DECEMBER 31,				
	2003	2002	2001	2000	1999
	(in thousands, except per share and operating data)				
STATEMENT OF OPERATIONS DATA:					
Net sales	$ 103,757	$ 108,756	$ 112,369	$ 115,280	$ 109,573
Cost of goods sold	45,025	46,970	49,154	48,836	46,491
Gross profit	58,732	61,786	63,215	66,444	63,082
Selling, marketing and distribution expenses	49,089	51,528	52,660	53,176	50,125
General and administrative expenses	5,199	5,252	5,618	5,394	5,020
Total operating expenses	54,288	56,780	58,278	58,570	55,145
Income from operations	4,444	5,006	4,937	7,874	7,937
Write-off of impaired asset (1)	---	---	---	3,000	---
Other income (1)	---	---	(334)	---	---
Interest income (2)	(2)	(3,175)	(39)	(258)	(439)
Interest expense (2)	320	3,761	1,158	596	44
Income before provision for income taxes	4,126	4,420	4,152	4,536	8,332
Provision for income taxes	1,489	603	1,512	2,719	3,136
Net income	$ 2,637	$ 3,817	$ 2,640	$ 1,817	$ 5,196
Net income per share					
Basic and diluted	$ 0.32	$ 0.45	$ 0.31	$ 0.17	$ 0.43
Weighted average common shares					
Basic	8,307	8,409	8,457	10,808	12,032
Diluted	8,307	8,409	8,477	10,906	12,182
Cash dividend per common share	$ 0.00	$ 0.00	$ 0.00	$ 0.10	$ 0.10
OPERATING DATA:					
Number of stores (3)					
Stores open at beginning of period	209	208	198	191	177
Stores opened during period	7	7	16	16	17
Stores closed during period	(13)	(6)	(6)	(9)	(3)
Stores open at end of period	203	209	208	198	191
Comparable stores sales (decrease) increase (4)	(3.6)%	(6.3)%	(4.4)%	1.3%	1.0%
BALANCE SHEET DATA:					
Working capital	$29,574	$26,122	$22,261	$17,553	$32,462
Total assets	42,582	39,679	40,307	43,280	56,413
Total indebtedness (5)	---	---	1,767	6,000	---
Stockholders' equity	34,214	31,983	28,408	25,859	46,660

(1) In 2000, we wrote off our entire $3,000,000 investment in PETsMART.com preferred stock. Subsequently, in 2001, a proposal and acceptance occurred whereby we sold this preferred stock for $334,000.

(2) In 2002, we earned $3,172,000 of interest income and incurred $3,288,000 of interest expense relating to the short-sale and repurchase of $95,384,000 of U.S. Treasury Securities.

(3) Excludes one temporary store which was open for a portion of 2000. Includes 3 temporary stores which were open as of December 31, 2003.

(4) Comparable store sales represent net sales of stores open at least one full year. Stores are considered comparable beginning on the first day of the third month following the one-year anniversary of their opening. Stores that are relocated but remain in the same shopping area remain in the comparable store base. The Company believes this method best reflects the effect of one-time promotional events and is most consistent with industry methods.

(5) Includes subordinated debt, obligations under the bank line of credit and obligations under capital leases.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company contained elsewhere in this Form 10-K. Financial data for The Walking Company is not included in the following table or in the financial data elsewhere presented in this Form 10-K.

GENERAL

Big Dogs develops, markets and retails a branded, lifestyle collection of unique, high-quality, popular-priced consumer products, including activewear, casual sportswear, accessories and gifts. The number of our stores has grown from 5 in 1993 to 203 as of December 31, 2003.

During July 2002, we entered into two transactions relating to the short-sale and repurchase of approximately $95.3 million of U. S. Treasury Securities. The transactions were intended to address interest rate exposure and generate capital gains that could be used to offset previously incurred capital losses. The first transaction, which represented $95.3 million of U. S. Treasury Securities, matured on November 15, 2002. In the second transaction, we had repurchased $95.4 million of U. S. Treasury Securities on November 15, 2002. As of December 31, 2002, we recorded interest income of $3.2 million and interest expense of $3.3 million related to these transactions. The net loss related to these transactions totaled $0.1 million.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain selected statement of operations data expressed as a percentage of net sales:

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	43.4	43.2	43.7
Gross profit	56.6	56.8	56.3
Selling, marketing and distribution expenses	47.3	47.4	46.9
General and administrative expenses	5.0	4.8	5.0
Total operating expenses	52.3	52.2	51.9
Income from operations	4.3%	4.6%	4.4%

YEARS ENDED DECEMBER 31, 2003 AND 2002

NET SALES. Net sales consist of sales from our stores, catalog, website, and wholesale accounts, all net of returns and allowances. Net sales decreased to $103.8 million in 2003 from $108.8 million for 2002, a decrease of $5.0 million, or 4.6%. Of the $5.0 million decrease, $3.5 million was attributable to a 3.6% comparable store sales decrease for the period, $1.6 million was attributable to those stores not opened for comparable periods, which includes the closure of unprofitable stores netted against new stores opened in the period, and $0.5 million was attributable to a decrease in our wholesale business. This decrease was offset by a $0.6 million increase in the mail order business. The 2003 decrease in comparable store sales is primarily related to a decline in product sales as a result of lower customer traffic in our stores and outlet locations. Retail sales were impacted by the highly competitive conditions and overall difficult retail environment.

GROSS PROFIT. Gross profit decreased to $58.7 million in 2003 from $61.8 million for 2002, a decrease of $3.1 million, or 5.0%. As a percentage of net sales gross profit is relatively constant, decreasing to 56.6% in 2003 from 56.8% in 2002. Gross profit may not be comparable to those of other retailers, since some retailers include distribution costs and store occupancy costs in costs of goods sold, while we exclude them from gross margin, including them instead in selling, marketing and distribution expenses.

SELLING, MARKETING AND DISTRIBUTION EXPENSES. Selling, marketing and distribution expenses consist of expenses associated with creating, distributing, and selling products through all channels of distribution, including occupancy, payroll and catalog costs. Selling, marketing and distribution expenses decreased to $49.1 million in 2003 from $51.5 million in 2002, a decrease of $2.4 million, or 4.7%. The decrease in selling, marketing and distribution expenses is primarily due to cost reductions resulting from a net 6 store decrease in the Company's store base causing lower depreciation expense and other retail cost expense reductions. The retail cost reductions related primarily to payroll and lease occupancy expenses. As a percentage of net sales, these expenses remained relatively constant, decreasing to 47.3% in 2003 from 47.4% in 2002.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist of administrative salaries, corporate occupancy costs and other corporate expenses. General and administrative expenses remained relatively constant, decreasing to $5.2 million in 2003 from $5.3 million in 2002. As a percentage of net sales, these expenses increased to 5.0% in 2003 from 4.8% in 2002. The increase as a percentage of net sales is due to a lower net sales base in 2003.

INTEREST INCOME. Interest income decreased to $2,000 in 2003 from $3.2 million in 2002. In July 2002, we entered into two transactions relating to the short-sale and repurchase of approximately $95.3 million of U.S. Treasury Securities and we earned approximately $3.2 million in interest income from holding these securities. The transactions were intended to address interest rate exposure and generate capital gains that could be used to offset previously incurred capital losses. The first transaction, which represented $95.3 million of U. S. Treasury Securities, matured on November 15, 2002 and we earned approximately $3.2 million of interest income related to these securities. In the second transaction, we repurchased $95.4 million of U.S. Treasury Securities on November 15, 2002.

INTEREST EXPENSE. Interest expense decreased to $0.3 million in 2003 from $3.8 million in 2002. Such decrease was primarily due to $3.3 million of interest expense related to our short bond transactions (See "Interest Income"). Otherwise, interest expense decreased to $0.3 million in 2003 from $0.5 million in 2002 related to lower average outstanding borrowings during 2003 as compared to 2002.

INCOME TAXES. In 2003, the provision for income taxes reflects a 36.1% effective tax rate, compared to a 13.6% tax rate in 2002. The increase in the effective tax rate is primarily related to a valuation allowance established in 2000 and relieved in 2002, specifically identified with the write-off of our $3.0 million investment in PETsMART.com, which represented a capital loss and required us to generate capital gains in order to realize the deferred tax asset. Based on the nature of the loss, we provided a valuation allowance in 2000 to reduce our deferred tax asset to a level which, more likely than not, would be realized. In 2002, we completed our short bond transactions (See "Interest Income"), which generated the capital gains necessary to offset these capital losses thereby relieving this valuation allowance.

YEARS ENDED DECEMBER 31, 2002 AND 2001

NET SALES. Net sales decreased to $108.8 million in 2002 from $112.4 million for 2001, a decrease of $3.6 million, or 3.2%. Of the $3.6 million decrease, $6.5 million was attributable to a 6.3% comparable store sales decrease for the period, offset by $2.7 million from new stores not opened for comparable periods, and $0.2 million increase in our wholesale business. The 2002 decrease in comparable store sales is primarily related to a decline in product sales as a result of lower customer traffic in our stores and outlet locations. Sales were impacted by the highly competitive conditions and overall difficult retail environment.

GROSS PROFIT. Gross profit decreased to $61.8 million in 2002 from $63.2 million for 2001, a decrease of $1.4 million, or 2.2%. As a percentage of net sales, gross profit increased to 56.8% in 2002 from 56.3% in 2001. The 0.5% increase was primarily due to a shift of promotional sales to higher margined sales such as T-shirts. Gross profit may not be comparable to those of other retailers, since some retailers include distribution costs and store occupancy costs in costs of goods sold, while we exclude them from gross margin, including them instead in selling, marketing and distribution expenses.

SELLING, MARKETING AND DISTRIBUTION EXPENSES. Selling, marketing and distribution expenses decreased to $51.5 million in 2002 from $52.7 million in 2001, a decrease of $1.2 million, or 2.3%. The decrease in these expenses is primarily a result of a decrease in depreciation of $0.8 million and various retail, sales and catalog expenses totaling $0.4 million. As a percentage of net sales, these expenses increased to 47.4% in 2002 from 46.9% in 2001, an increase of 0.5%. The increase as a percentage of net sales is due to a lower net sales base in 2002.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased to $5.3 million in 2002 from $5.6 million in 2001, a decrease of $0.3 million, or 5.4%. The decrease is comprised of lower depreciation and donation expenses. As a percentage of net sales, these expenses remained relatively constant, decreasing to 4.8% in 2002 from 5.0% in 2001.

OTHER INCOME. In 2001, other income resulted from a $0.3 million gain on the sale of PETsMART.com stock. After careful consideration of the internet and capital markets, we wrote off our entire $3,000,000 investment in PETsMART.com stock at December 31, 2000. Subsequently, in June 2001, a proposal and acceptance occurred whereby we sold this stock for $0.3 million.

INTEREST INCOME. Interest income increased to $3.2 million in 2002 from $0.4 million in 2001. In July 2002, we entered into two transactions relating to the short-sale and repurchase of approximately $95.3 million of U.S. Treasury Securities and we earned approximately $3.2 million in interest income from holding these securities. The transactions were intended to address interest rate exposure and generate capital gains that could be used to offset previously incurred capital losses. The first transaction, which represented $95.3 million of U. S. Treasury Securities, matured on November 15, 2002 and we earned approximately $3.2 million of interest income related to these securities. In the second transaction, we repurchased $95.4 million of U.S. Treasury Securities on November 15, 2002.

INTEREST EXPENSE. Interest expense increased to $3.8 million in 2002 from $1.2 million for the same period in 2001. Interest expense in 2002 consisted of $3.3 million of interest expense related to our short bond transactions (See "Interest Income") and $0.5 million related to short-term borrowings. In 2001, interest expense consisted of $1.2 million related to short-term borrowings. The $0.7 million decrease in interest expense related to short-term borrowings in 2002 compared to 2001 is due to lower outstanding borrowings during 2002.

INCOME TAXES. In 2002, the provision for income taxes reflects a 13.6% effective tax rate, compared to a 36.4% tax rate in 2001. The decrease in the effective tax rate is primarily related to a valuation allowance established in 2000 and relieved in 2002, specifically identified with the write-off of our $3.0 million investment in PETsMART.com, which represented a capital loss and required us to generate capital gains in order to realize the deferred tax asset. Based on the nature of the loss, we provided a valuation allowance in 2000 to reduce our deferred tax asset to a level which, more likely than not, would be realized. In 2002, we completed our short bond transactions (See "Interest Income"), which generated the capital gains necessary to offset these capital losses thereby relieving this valuation allowance.

SEASONALITY AND QUARTERLY RESULTS

We believe our seasonality is somewhat different than many apparel retailers since a significant number of our stores are located in tourist areas and outdoor malls that have different visitation patterns than urban and suburban retail centers. The third and fourth quarters (consisting of the summer vacation, back-to-school and Christmas seasons) have historically accounted for the largest percentage of our annual net sales and profits. In 2003, excluding sales generated by stores not open for all of 2003, substantially all our operating income and approximately 28% and 32% of our net retail sales were generated during the third and fourth quarters, respectively.

Our quarterly results of operations may also fluctuate as a result of a variety of factors, including the timing of store openings, the amount of revenue contributed by new stores, changes in comparable store sales, changes in the mix of products sold, customer acceptance of new products, the timing and level of markdowns, competitive factors and general economic conditions.

LIQUIDITY AND CAPITAL RESOURCES

During 2003, our primary uses of cash were related to general operating activity, the build-out of new stores and the repurchase of common stock. We satisfied our cash requirements from cash generated from operations and existing cash balances.

Cash provided by operating activities was $5.8 million and $6.7 million in 2003 and 2002, respectively. The $.9 million reduction in cash provided by operating activities relates to a reduction in our net income of $1.2 million, $2.6 million in 2003 compared to $3.8 million in 2002, which was offset by an increase in prepaid expenses and accounts payable relating to prepaid inventory shipments and timing of payments for inventory and operating-type expenses. Additionally, cash disbursements were less for income taxes in 2003 as compared to 2002, due to timing of payments.

Cash used in investing activities was $1.0 million and $1.4 million during 2003 and 2002, respectively. Cash used in investing activities in 2003 and 2002 primarily related to 7 new store openings and capital additions to our existing stores. The lower capital expenditures of $1.0 million in 2003 compared to the $1.3 million of capital expenditures in 2002 results from the lower costs associated with opening only 4 new permanent stores and 3 temporary stores, whereas in 2002 we opened 7 new permanent stores..

Cash used in financing activities during 2003 and 2002 was $0.5 million and $2.2 million, respectively. In 2003, we repurchased $0.4 million of common stock. In 2002, we paid down $1.8 million of short-term borrowings under the credit agreement and repurchased $0.2 million of common stock. Additionally, in 2002 the Company paid $150,000 in deferred financing fees related to the Company's credit facility entered into in October 2001 as compared to $45,000 in 2003.

In October 2001, we entered into a $30.0 million three-year line of credit facility with Wells Fargo Retail Finance. This facility was amended in March 2004 in conjunction with our acquisition of The Walking Company's assets (see further discussion in the following paragraphs) which reduced the line to $28.0 million. The line is secured by substantially all of our assets and requires daily, weekly and monthly financial reporting as well as compliance with financial, affirmative and negative covenants and prohibits the payment of dividends. Prior to the amendment, the most significant of these financial covenants was compliance with certain pre-defined earnings before interest, income taxes, depreciation and amortization targets. As amended, the most significant covenant is compliance with certain pre-defined capital expenditures. For all periods presented, we were in compliance with this and all other covenants. This credit agreement provides for a performance-pricing structured interest charge, ranging up to LIBOR plus 1.75%, which is based on excess availability levels. As of December 31, 2003, we did not have an outstanding balance under this credit agreement. We had $1.0 million of letters of credit outstanding as of December 31, 2003, which expire through December 2004.

On March 3, 2004, the Company, through a newly formed subsidiary, acquired through bankruptcy substantially all the assets and assumed certain liabilities of The Walking Company. The Walking Company (TWC) is a leading specialty retailer (operating 72 stores) of high quality comfort walkwear shoes and accessories. The total purchase price for the acquisition was approximately $19 million, subject to adjustment. The purchase price included the payment of cash and issuance of notes to certain creditors of approximately $9.0 million and $4.0 million, respectively, the assumption of certain short and long term obligations of approximately $2.8 million and incurrence of acquisition related fees totaling approximately $2.6 million. Additionally, certain creditors were issued 10% of TWC's outstanding common stock (valued at $645,000), with a right (in the form of warrants) to convert the TWC shares into shares of common stock of the Company at a price of $4.35 per share and a right to put such TWC shares to TWC for cash totaling $645,000. The notes issued to certain creditors also include provisions that allow the creditors to put a portion of their debt to TWC and/or the Company at a predetermined discount or convert a portion of their debt to the Company common stock at a price of $4.35 per share. These provision and warrants expire on June 30, 2004. The total number of shares of Company common stock issuable under all of such warrants and put provisions is 1,067,817. Additionally, included in the purchase were guarantees made by: (1) the Company for certain real estate leases, and (2) the Chairman of the Board and Chief Executive Officer of the Company with regard to a potential $2.9 million disputed administrative claim and the obligation of the Company to make payment of the potential exercise of put rights, which were provided in response to demands of creditors. The consideration to the Chairman and Chief Executive Officer for providing such guarantees includes that the Company and TWC granted them the right to purchase the foregoing notes issued to creditors, and related rights, in the event such notes are put to the Company or TWC at the purchase price the Company or TWC would be obligated to pay for them under the put. The Company is currently evaluating the additional contribution cost allocable to the purchase related to the fair value of the guarantees.

In conjunction with the acquisition, the Company contributed $8.95 million to TWC ($6.45 million as equity and $2.5 million in subordinated debt.) The contribution was funded through earnings of the Company and borrowings under its current line of credit agreement totaling $7.5 million and $1.45 million was drawn on a new two year $3.0 million unsecured revolving promissory note facility with Israel Discount Bank. The revolving facility bears interest at prime plus 1% and is guaranteed by the Chairman of the Company for which he received a 2.5% guarantee fee of $75,000. At March 3, 2004, the Company had $1.45 million outstanding under this facility.

In addition to the line of credit agreement amended in March 2004, of which $2.8 million was outstanding on March 3, 2004, TWC entered into a new $17.5 million revolving credit facility with Wells Fargo Retail Finance on March 2, 2004. The line is secured by substantially all of TWC assets and requires daily, weekly and monthly financial reporting as well as compliance with financial, affirmative and negative covenants and prohibits the payment of dividends, among other things. The most significant of these financial covenants is compliance with certain pre-defined earnings before interest and depreciation, accounts payable to inventory ratio covenant and capital expenditures. This credit agreement provides for a performance-pricing structured interest charge, ranging up to LIBOR plus 2.75%, which is based on excess availability levels. As of the March 3, 2004, TWC had approximately $3.0 outstanding under this credit agreement and $0.5 million of outstanding letters of credit.

In 2003, our average cost to build a new store, including furniture and fixtures, and leasehold improvements, net of tenant improvement allowances, was approximately $48,000. The average total cost to build new stores will vary in the future, depending on various factors, including square footage, changes in store design, local construction costs and tenant improvement allowances. Our average initial inventory for new stores opened in 2003 was approximately $73,000. Our initial inventory for new stores will vary in the future depending on various factors, including store concept and square footage.

Management believes that available cash, the credit facilities in place in 2003 and 2004, and cash generated from operations will be adequate to fund the Company's working capital requirements for the foreseeable future.

COMMITMENTS AND OBLIGATIONS

As of December 31, 2003, we had the following obligations:

		Amounts of Commitment Expiration per Period			
	Total Amounts Committed	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years
Contractual Obligations:					
Operating leases	$40,763,000	$14,383,000	$17,549,000	$6,239,000	$2,592,000
Other Commercial Commitments:					
Letters of credit	651,000	651,000	---	---	---
Standby letters of credit	315,000	315,000	---	---	---
Total Commitments	$41,729,000	$15,349,000	$17,549,000	$6,239,000	$2,592,000

Operating Leases - We lease retail and office space under various operating leases. Certain leases are cancelable with substantial penalties. See "Part I. Item 2. — Properties" for additional information regarding our leases.

Letters of Credit - We open letters of credit to facilitate inventory purchases as required by certain vendors. The letters of credit list certain documentation requirements that each vendor must present to our bank before payment is made. We are obligated to make these payments upon presentation of these documents.

See additional discussion above under Liquidity and Capital Resources.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of intangible assets with indefinite useful lives and requires intangible assets to be reviewed for impairment at least annually and expensed to earnings only in the periods in which the recorded value of the intangible asset is more than the fair value. SFAS No. 142 was effective for fiscal years beginning after December 15, 2001. This Statement was adopted in fiscal 2002. Accordingly, amortization of intangible assets ceased on December 31, 2001.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which provides standards on the accounting for obligations associated with the retirement of long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of this statement did not have a significant impact on our consolidated financial statements.

In July 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121 on the same topic and the accounting and certain reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as defined in that Opinion). This Statement also amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for fiscal periods beginning after December 15, 2001. We implemented the pronouncement beginning in the first quarter of fiscal year 2002. The adoption of this statement did not have an impact on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses exit or disposal activities including one-time involuntary employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees. Existing accounting guidelines (principally Emerging Issue Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity) require companies to recognize a liability when management commits itself or announces plans to exit or dispose of an activity. SFAS No. 146 will prohibit companies from recognizing an exit or disposal liability until the liability has been incurred, generally the "communication date" for one-time termination benefits and the contract termination or "cease use date" for contract costs, and will require these liabilities to be measured at fair value. This statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of the provisions of this statement did not have an impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148. SFAS No. 123, as amended by SFAS No. 148, requires companies to estimate employee stock compensation expense based on the fair value method of accounting. However, the statement allows the alternative of continued use of the intrinsic value method described in APB Opinion No. 25, if pro forma disclosure of fair value amounts is provided. We have elected the alternative of continued use of APB Opinion No. 25.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have an impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have an impact on the consolidated financial statements since we currently have no instruments that meet this definition.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and clarifies the need for a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company adopted the provisions of this Interpretation relating to initial recognition and measurement of guarantor liabilities, which was effective for qualifying guarantees entered into or modified after January 1, 2003. The adoption of this interpretation did not have an impact on our consolidated financial statements.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51, Consolidated Financial Statements." This interpretation addresses consolidation by business enterprises of entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among the parties involved. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses or receives a majority of its expected residual returns. In December 2003, the FASB amended FIN 46, now known as FIN 46 Revised ("FIN 46R"). The requirements of FIN 46R are effective no later than the end of the first reporting period that ends after March 15, 2004. A company that has applied FIN 46 to an entity prior to the effective date of FIN 46R shall either continue to apply FIN 46 until the effective date of FIN 46R or apply FIN 46R at an earlier date. We do not believe the adoption of this interpretation will have an impact on our consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are discussed in Note 1 to the consolidated financial statements. Certain of these accounting policies as discussed below require management to make estimates and assumptions about future events that could materially affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Our most critical estimate relates to projecting future cash flows used in assessing future store operating performance and testing long-lived assets for impairment.

We evaluate the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This evaluation is performed based on the estimated undiscounted future cash flows from operating activities compared with the carrying value of the related asset. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized, measured by the difference between the carrying value and the estimated fair value of the assets, with such estimated fair values determined using the best information available generally based on prices for similar assets for stores recently opened. Our evaluation for years ended 2003 and 2002, which included all retail locations, indicated that operating losses existed for certain retail locations with a projection that the operating losses for these retail locations will continue. As such, we recorded write-downs of leasehold improvements for certain retail stores which approximated $50,000 and $102,000 for years 2003 and 2002, respectively. Such costs are included in selling, marketing and distribution expenses in the consolidated statements of income.

We make limited use of derivative instruments. On the date we enter into a derivative contract, management designates the derivative as a hedge for the identified exposure. We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. In this documentation, we identify the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and indicate how the hedging instrument is expected to hedge the risks related to the hedged item. We formally measure effectiveness of hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. We would discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the hedged item.

RISK FACTORS

Investors in the Company should consider the following risk factors as well as the other information contained herein.

CONTROL BY MAJORITY SHAREHOLDER, SMALL PUBLIC FLOAT, AND LOW TRADING VOLUME OF SHARES. Our Chairman of the Board, Fred Kayne, owns over 50% of Big Dogs outstanding common stock. As a result, Mr. Kayne is able to control the election of directors, and to determine the outcome of any other matter submitted to a vote of our stockholders, including a change in control. In addition, over 75% of our shares are held by Mr. Kayne and other directors, officers or beneficial owners of more than 10%, none of whom have historically traded in the shares on any regular basis. While our shares are currently listed on the NASDAQ National Market System, the average daily trading volume, particularly in recent years, has been very low. Due to all the foregoing, and other factors, there has been and can expect to be significant illiquidity in our shares.

ABILITY TO SUCCESSFULLY INTEGRATE ACQUISITION. The Company acquired a significant business, and may consider other acquisitions if the opportunity presents itself. The Company's success in effectively integrating these operations, including their financial, operational and distribution practices and systems, will affect the contribution of this business to the Company's consolidated results.

CONTINUED STORE CLOSURES. The Company continues to evaluate its current store portfolio for potential store closures. In 2003, the Company closed 13 underperforming Big Dogs stores and in 2004 to date has closed 13 Big Dogs stores (which included 3 temporary holiday stores). We will continue to take a careful position in regard to long term real estate commitments and may close additional stores if considered appropriate.

CHANGES IN CONSUMER PREFERENCES. The consumer products industry in general, and the apparel and shoe industry in particular, are subject to changing consumer demands and preferences. Although we believe our products historically have not been significantly affected by fashion trends, our products are subject to changing consumer preferences. Our success will depend significantly on our ability to continue to produce popular graphics and products that anticipate, gauge and respond in a timely manner to changing consumer demands and preferences. In addition, over the years general consumer preferences rise and decline in regard to the type of graphic and logo-oriented merchandise provided by Big Dogs, which can have an effect on our business.

FACTORS AFFECTING STORE TRAFFIC. The large majority of Big Dogs stores are located in tourist areas, tourist-serving areas and outlet malls, and its sales depend on a high level of traffic in these locations. We, therefore, depend on the ability of these tourist destinations and malls to continue to generate a high volume of consumer traffic in the vicinity of our Big Dogs stores. Outlet mall traffic appears to have declined in recent years. Tourism and therefore, outlet mall traffic, may be adversely affected by domestic and international economic downturns, such as a recession, adverse weather, war or international conflict, acts of terrorism or terrorism alerts, natural disasters, changing consumer preferences, highway or surface street traffic, the closing of high-profile stores near our stores and declines in the desirability of the tourism or shopping environment in a particular tourist destination or mall.

DEPENDENCE ON KEY PERSONNEL. Our success is significantly dependent on the performance of our key management, particularly Chief Executive Officer, Andrew Feshbach, and Executive Vice President—Merchandising, Doug Nilsen.

DEPENDENCE ON THIRD-PARTY AND FOREIGN MANUFACTURERS. We do not own or operate any manufacturing facilities and are therefore dependent on third parties for the manufacture of our Big Dogs products. The loss of major suppliers, or the failure of such suppliers to timely deliver our products or to meet our quality standards, could adversely affect our ability to deliver products to our customers in a timely manner.

The majority of our products are purchased from a variety of trading companies with relationships with manufacturing facilities located outside the United States. Our operations could be adversely affected by events that result in disruption of trade from foreign countries in which our suppliers are located.

Our staff or agents periodically visit and observe the operations of its foreign and domestic manufacturers, but we do not control such manufacturers or their labor practices. Therefore we cannot necessarily prevent legal or ethical violations by independent manufacturers, and it is uncertain what impact such violations would have on us.

SUBSTANTIAL COMPETITION. The markets for each of our products are highly competitive. In regard to our apparel products, the increased consumer shift toward large mass-market and discount retailers has put substantial pricing and competitive pressure on apparel retailers in general. We believe our long-term competitive position will depend upon our ability to anticipate and respond effectively to changing consumer demands and to offer customers a wide variety of high-quality, fun products at competitive prices.

RELIANCE ON INFORMATION SYSTEMS. We rely on various information systems to manage our operations and regularly make investments to upgrade, enhance or replace such systems. Substantial disruptions affecting our information systems could have an adverse effect on our business.

DEPENDENCE ON TRADEMARKS. We use a number of trademarks, the primary ones of which are registered with the United States Patent and Trademark Office and in a number of foreign countries. While we believe our trademark rights are strong, in our pursuit and defense of particular infringement claims it cannot be assured that we will always prevail. See "Business – Trademarks" and "Legal Proceedings."

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. The statements contained in this Form 10-K that are not purely historical are forward-looking statements, including without limitation statements regarding our expectations, beliefs, intentions or strategies regarding the future. Such forward-looking statements include the discussions in this Management's Discussion and Analysis of Financial Condition and Results of Operations regarding the seasonality of business, expected new store openings, integration of acquisition and costs and inflation risks. All forward-looking statements in this document are based upon information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not believe we have material exposure to losses from market-rate sensitive instruments. We have not invested in derivative financial instruments. We have credit agreements with Wells Fargo Retail Finance whereby we may borrow at a floating rate. These credit agreements provides for a performance-pricing structured interest charge, ranging up to LIBOR plus 1.75%, based on access availability levels. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." We did not have any outstanding borrowings under this arrangement as of December 31, 2003.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See "Index to Consolidated Financial Statements" at Item 15(a) for a listing of the consolidated financial statements filed as part of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9a. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. The term "disclosure controls and procedures" is defined in Rules 13a-14(c) and 15d-14(c) of the Securities and Exchange Act of 1934 ("Exchange Act"). These rules refer to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. Our chief executive officer and our chief financial officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days before the filing of this Annual Report on Form 10-K (the "Evaluation Date"), and believe that, as of the Evaluation Date, such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls, known to the Chief Executive Officer or the Chief Financial Officer, subsequent to the date of the evaluation.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Other information with respect to this item is incorporated by reference from the registrant's definitive proxy statement to be filed with the Commission not later than 120 days after the end of the registrant's fiscal year.

EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below are the names, ages, titles and present and recent past positions of persons serving as our executive officers as of March 1, 2004:

NAME	AGE	POSITION
Andrew D. Feshbach	43	President, Chief Executive Officer and Director
Douglas N. Nilsen	55	Executive Vice President - Merchandising (Big Dog USA)
Anthony J. Wall	48	Executive Vice President - Business Affairs, General Counsel and Secretary
Roberta J. Morris	44	Chief Financial Officer, Treasurer and Assistant Secretary
Lee M. Cox	35	Senior Vice President - Retail

ANDREW D. FESHBACH co-founded the Company in May 1992 and has served as President, Chief Executive Officer and as a director since that time. From 1990 until the present, he has served as a Vice President of Fortune Financial, a private merchant banking firm owned by the Company's Chairman and majority stockholder, Fred Kayne. Mr. Feshbach has an M.B.A. from Harvard University.

DOUGLAS N. NILSEN has served as Executive Vice President—Merchandising for more than five years. From 1990 to September 1995, he served as Director of Merchandise at Walt Disney Attractions, Inc. for its U.S. theme parks and resorts, and in such capacity was responsible for merchandising all apparel and accessories. Mr. Nilsen has an M.B.A. from New York University.

ANTHONY J. WALL has served as Executive Vice President, General Counsel and Secretary of the Company for more than five years. Mr. Wall also serves as General Counsel of Fortune Fashions Industries LLC, a custom manufacturer of embellished apparel, Fortune Casuals, LLC, a manufacturer of casual apparel for the mass market, and Fortune Swimwear, a manufacturer of swimwear for the mass market, and a Vice President of Fortune Financial, all of which are controlled by Fred Kayne.

ROBERTA J. MORRIS has served as Chief Financial Officer since March 1998, having previously served as Senior Vice President—Finance since January 1995. Ms. Morris is a certified public accountant.

LEE M. COX joined the Company in September 2000 and has served as Senior Vice President – Retail since February 2001. From 1994 until September 2000, Mr. Cox was employed by Adidas Retail, Inc. in various capacities, most recently as Director of Retail Stores.

The members of the Audit Committee of the Board of Directors are Steven Good (Chairman), David Walsh and Skip Coomber. Our Board, in its judgment, has determined that Mr. Good meets the Securities and Exchange Commission's definition of audit committee financial expert and has designated him as such. Our Board has further determined that Messrs. Good, Walsh and Coomber are independent as such term is used under Schedule 14A of the Securities Exchange Act of 1934.

We have adopted a code of ethics for our principal executive officer and senior financial officers. Copies of the code of ethics are available by writing to Big Dog Holdings, Inc., Attention General Counsel, 121 Gray Ave., Santa Barbara, CA 93101. Should any changes to or waivers of this code of ethics be made, such changes to or waivers will be timely disclosed on the Company's website, unless the same is disclosed in a current report on Form 8-K filed with the Securities Exchange Commission.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to this item is incorporated by reference from the registrant's definitive proxy statement to be filed with the Commission not later than 120 days after the end of the registrant's fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information with respect to this item is incorporated by reference from the registrant's definitive proxy statement to be filed with the Commission not later than 120 days after the end of the registrant's fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information with respect to this item is incorporated by reference from the registrant's definitive proxy statement to be filed with the Commission not later than 120 days after the end of the registrant's fiscal year.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 of Part III is incorporated by reference from the Proxy Statement of Big Dog Holdings, Inc., relating to the 2004 Annual Meeting of Stockholders, to be filed with the SEC within 120 days of the fiscal 2003 year end.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) 1. The financial statements listed in the "Index to Consolidated Financial Statements" at page F-1 are filed as a part of this report.

2. Schedule II – Valuation and Qualifying Accounts

Schedules other than that referred to above have been omitted because they are not applicable or are not required under the instructions contained in Regulation S-X or because the information is included elsewhere in the Consolidated Financial Statements or the Notes thereto.

3. Exhibits included or incorporated herein:
See "Index to Exhibits."

(b) Reports on Form 8-K.

There were no reports on Form 8-K filed during the last quarter of the fiscal year covered by this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on March 30, 2004 on its behalf by the undersigned, thereunto duly authorized.

BIG DOG HOLDINGS, INC.

By /s/ANDREW D. FESHBACH
Andrew D. Feshbach
Chief Executive Officer and President

Each person whose signature appears below hereby authorizes Andrew D. Feshbach and Anthony J. Wall or either of them, as attorneys-in-fact to sign on his behalf, individually, and in each capacity stated below and to file all amendments and/or supplements to the Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ANDREW D. FESHBACH Andrew D. Feshbach	Chief Executive Officer, President and Director (Principal Executive Officer)	March 30, 2004
/s/ROBERTA J. MORRIS Roberta J. Morris	Chief Financial Officer, Treasurer and Assistant Secretary (Principal Financial and Accounting Officer)	March 30, 2004
/s/FRED KAYNE Fred Kayne	Chairman of the Board	March 30, 2004
/s/SKIP R. COOMBER, III Skip R. Coomber, III	Director	March 30, 2004
/s/STEVEN C. GOOD Steven C. Good	Director	March 30, 2004
/s/ROBERT H. SCHNELL Robert H. Schnell	Director	March 30, 2004
/s/DAVID J. WALSH David J. Walsh	Director	March 30, 2004

BIG DOG HOLDINGS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003, 2002, and 2001

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Big Dog Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Big Dog Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

Los Angeles, California
March 23, 2004

BIG DOG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2003	DECEMBER 31, 2002
ASSETS (Note 6)		
CURRENT ASSETS:		
Cash and cash equivalents	$ 10,503,000	$ 6,194,000
Receivables:		
Trade, net	25,000	346,000
Other	91,000	113,000
Inventories (Note 11)	24,752,000	24,808,000
Prepaid expenses and other current assets	789,000	457,000
Deferred income taxes (Notes 5 and 7)	875,000	853,000
Total current assets	37,035,000	32,771,000
PROPERTY AND EQUIPMENT, Net (Note 2)	4,144,000	5,234,000
INTANGIBLE ASSETS, Net	211,000	149,000
DEFERRED INCOME TAXES (Notes 5 and 7)	946,000	1,107,000
OTHER ASSETS	246,000	418,000
TOTAL	$ 42,582,000	$ 39,679,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 1,932,000	$ 1,935,000
Income taxes payable (Note 7)	1,513,000	555,000
Accrued expenses and other current liabilities (Note 3)	4,016,000	4,159,000
Total current liabilities	7,461,000	6,649,000
DEFERRED RENT (Note 8)	606,000	693,000
DEFERRED GAIN ON SALE-LEASEBACK (Note 2)	301,000	354,000
Total liabilities	8,368,000	7,696,000
COMMITMENTS AND CONTINGENCIES (Notes 6 and 8)		
STOCKHOLDERS' EQUITY (Note 9):		
Preferred stock, $.01 par value, 3,000,000 shares authorized, none issued and outstanding	$ ---	$ ---
Common stock $.01 par value, 30,000,000 shares authorized, 9,698,284 shares issued at December 31, 2003 and 2002	97,000	97,000
Additional paid-in capital	20,510,000	20,510,000
Retained earnings	21,461,000	18,824,000
Treasury stock, 1,455,152 and 1,305,636 shares at December 31, 2003 and 2002, respectively	(7,854,000)	(7,448,000)
Total stockholders' equity	34,214,000	31,983,000
TOTAL	$ 42,582,000	$ 39,679,000

See notes to consolidated financial statements.

BIG DOG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
NET SALES	$ 103,757,000	$ 108,756,000	$ 112,369,000
COST OF GOODS SOLD (Note 11)	45,025,000	46,970,000	49,154,000
GROSS PROFIT	58,732,000	61,786,000	63,215,000
OPERATING EXPENSES:			
Selling, marketing and distribution	49,089,000	51,528,000	52,660,000
General and administrative	5,199,000	5,252,000	5,618,000
Total operating expenses	54,288,000	56,780,000	58,278,000
INCOME FROM OPERATIONS	4,444,000	5,006,000	4,937,000
OTHER INCOME (Note 4)	---	---	(334,000)
INTEREST INCOME (Note 5)	(2,000)	(3,175,000)	(39,000)
INTEREST EXPENSE (Notes 5 and 6)	320,000	3,761,000	1,158,000
INCOME BEFORE PROVISION FOR INCOME TAXES	4,126,000	4,420,000	4,152,000
PROVISION FOR INCOME TAXES (Notes 5 and 7)	1,489,000	603,000	1,512,000
NET INCOME	$ 2,637,000	$ 3,817,000	$ 2,640,000
NET INCOME PER SHARE BASIC AND DILUTED	$ 0.32	$ 0.45	$ 0.31

See notes to consolidated financial statements.

BIG DOG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	TREASURY STOCK		
	SHARES	AMOUNT	CAPITAL	EARNINGS	SHARES	AMOUNT	TOTAL
BALANCE, JANUARY 1, 2001	9,686,284	$ 97,000	$ 20,475,000	$ 12,367,000	1,202,200	$ (7,080,000)	$ 25,859,000
Repurchased common stock (Note 9)	---	---	---	---	31,020	(126,000)	(126,000)
Warrants exercised	12,000	---	35,000	---	---	---	35,000
Net income	---	---	---	2,640,000	---	---	2,640,000
BALANCE, DECEMBER 31, 2001	9,698,284	97,000	20,510,000	15,007,000	1,233,220	(7,206,000)	28,408,000
Repurchased common stock (Note 9)	---	---	---	---	72,416	(242,000)	(242,000)
Net income	---	---	---	3,817,000	---	---	3,817,000
BALANCE, DECEMBER 31, 2002	9,698,284	97,000	20,510,000	18,824,000	1,305,636	(7,448,000)	31,983,000
Repurchased common stock (Note 9)	---	---	---	---	149,516	(406,000)	(406,000)
Net income	---	---	---	2,637,000	---	---	2,637,000
BALANCE, DECEMBER 31, 2003	9,698,284	$ 97,000	$ 20,510,000	$21,461,000	1,455,152	$ (7,854,000)	$34,214,000

See notes to consolidated financial statements.

BIG DOG HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 2,637,000	$ 3,817,000	$ 2,640,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,075,000	2,619,000	3,460,000
Amortization of deferred financing fees	151,000	153,000	136,000
Provision for losses on receivables	(25,000)	68,000	473,000
Loss (gain) on disposition of property and equipment	2,000	21,000	(74,000)
Loss on sale of U.S. Treasury Bonds	---	115,000	---
Write-off of impaired asset – fixed assets	50,000	102,000	287,000
Gain on sale of PETsMART.com investment	---	---	(334,000)
Deferred income taxes	139,000	(6,000)	(525,000)
Changes in operating assets and liabilities:			
Receivables	368,000	285,000	(746,000)
Inventories	56,000	1,969,000	(18,000)
Prepaid expenses and other current assets	(332,000)	16,000	76,000
Accounts payable	(3,000)	(988,000)	(1,630,000)
Income taxes payable	958,000	(1,428,000)	157,000
Accrued expenses and other current liabilities	(143,000)	22,000	417,000
Deferred rent	(87,000)	10,000	(180,000)
Deferred gain on sale-leaseback	(53,000)	(52,000)	(53,000)
Net cash provided by operating activities	5,793,000	6,723,000	4,086,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(1,044,000)	(1,299,000)	(1,374,000)
Proceeds from sale of U.S. Treasury Bonds	---	95,269,000	---
Repurchase of U.S. Treasury Bonds	---	(95,384,000)	---
Proceeds from sale of PETsMART.com investment	---	---	334,000
Proceeds from sale of property and equipment	7,000	16,000	177,000
Principal repayments of notes receivable	---	16,000	107,000
Other	4,000	(43,000)	(68,000)
Net cash used in investing activities	(1,033,000)	(1,425,000)	(824,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net borrowings under line of credit agreement	---	(1,767,000)	(4,233,000)
Repurchase of common stock	(406,000)	(242,000)	(126,000)
Payment of deferred financing fees	(45,000)	(150,000)	(259,000)
Proceeds from exercise of warrants	---	---	35,000
Net cash used in financing activities	(451,000)	(2,159,000)	(4,583,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,309,000	3,139,000	(1,321,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,194,000	3,055,000	4,376,000
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 10,503,000	$ 6,194,000	$ 3,055,000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for:			
Interest	$ 172,000	$ 3,617,000	$ 1,049,000
Income taxes	$ 392,000	$ 2,037,000	$ 1,880,000

See notes to consolidated financial statements.

BIG DOG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

The consolidated financial statements include the accounts of Big Dog Holdings, Inc. and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

The Company principally develops and markets apparel and other consumer products through Company-operated retail stores, wholesale accounts, catalog and Internet website.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents.

INVENTORIES

Inventories, consisting substantially of finished goods, are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization of property and equipment are provided using the straight-line method over the following useful lives:

Store fixtures	5 years
Machinery and equipment	5 years
Computer equipment	3 years
Software	5 years

Leasehold improvements are depreciated over the lesser of the estimated useful life of the asset or the term of the lease, whichever is shorter.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This evaluation is performed based on the estimated undiscounted future cash flows from operating activities compared with the carrying value of the related asset. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized, measured by the difference between the carrying value and the estimated fair value of the assets, with such estimated fair values determined using the best information available generally based on prices for similar assets for stores recently opened. The Company's evaluation for years ended 2003 and 2002, which included all retail locations, indicated that operating losses existed for certain retail locations with a projection that the operating losses for these retail locations will continue. As such, the Company recorded write-downs of leasehold improvements for certain retail stores which approximated $50,000 and $102,000 for years 2003 and 2002, respectively. Such costs are included in selling, marketing and distribution expenses in the consolidated statements of income.

BIG DOG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, which changed the accounting for "indefinite lived" intangibles from an amortization method to an impairment-only approach. Accordingly, amortization of intangible assets ceased on December 31, 2001. Beginning in 2002, impairment tests are performed at least annually and more often as circumstances require. Management does not believe any impairment of its intangible assets existed at December 31, 2003.

Intangible assets, primarily trademark related, are stated at cost, less accumulated amortization. The Company had additions to trademarks of $62,000 and $36,000 in fiscal years 2003 and 2002, respectively. Accumulated amortization was $823,000 at December 31, 2003 and 2002.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

The Company makes limited use of derivative instruments. On the date the Company enters into a derivative contract, management designates the derivative as a hedge for the identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. In this documentation, the Company identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and indicates how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the hedged item.

REVENUE RECOGNITION

Substantially all of the Company's revenues are generated by its retail operations, which are recognized at the time of sale. The Company also generates revenues through its wholesale, Internet and mail order catalog operations, which are recognized at the time of shipment. Outbound shipping charges billed to customers are included in net sales when the products are shipped for wholesale, Internet and mail order catalog sales. The Company records an allowance for estimated returns in the period of sale based on prior experience.

INCOME STATEMENT COMPONENTS

Cost of goods sold consists of the cost of the product and related overhead costs related to the product, including purchasing, inbound freight charges, warehouse receiving costs, quality control inspection costs, internal product development costs and shipping and other handling costs to our stores or customers.

Selling, marketing and distribution expenses consist of expenses associated with creating, distributing, and selling products through all channels of distribution, including occupancy, payroll and catalog costs. The distribution costs included in selling, marketing and distribution expense was $2,505,000, $2,787,000, and $2,800,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

General and administrative expenses consist of administrative salaries, corporate occupancy costs and other corporate expenses.

STORE PREOPENING EXPENSES

The Company expenses store pre-opening costs as incurred, which totaled $87,000, $121,000 and $200,000, in 2003, 2002, and 2001, respectively.

BIG DOG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ADVERTISING COSTS

Costs associated with the production of our mail order catalogs are capitalized and expensed over the expected revenue stream following the mailing of the respective catalog, generally three months. All other advertising costs are expensed as incurred. Advertising expense charged to operations for the years ended December 31, 2003, 2002 and 2001 was $931,000, $1,153,000 and $1,158,000, respectively. Capitalized advertising costs related to our mail order catalogs were $87,000 and $0 as of December 31, 2003 and 2002, respectively, and are included in prepaid expenses and other current assets on the Statement of Consolidated Balance Sheets.

INCOME TAXES

The Company accounts for income taxes using an asset and liability approach for measuring deferred income taxes based on temporary differences between the financial statement and income tax bases of assets and liabilities existing at each balance sheet date. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

EARNINGS PER SHARE

Basic earnings per share is calculated based on the weighted average number of shares outstanding. Diluted earnings per share is calculated based on the same number of shares plus additional shares representing stock distributable under stock-based plans computed using the treasury stock method.

The following reconciles the numerator and denominator of the basic and diluted per-share computations for net income:

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Net income	$ 2,637,000	$ 3,817,000	$ 2,640,000
Basic Weighted Average Shares:			
Weighted average number of shares outstanding	8,307,000	8,409,000	8,456,000
Effect of Dilutive Securities:			
Options and warrants	---	---	21,000
Diluted Weighted Average Shares:			
Weighted average number of shares outstanding and Common share equivalents	8,307,000	8,409,000	8,477,000
Antidilutive options and warrants	1,744,000	1,683,000	1,341,000

Antidilutive options and warrants consist of the weighted average of stock options and warrants for the respective years that had an exercise price greater than the average market price during the year. Such options and warrants are therefore excluded from the computation of diluted shares.

ACCOUNTING FOR STOCK-BASED COMPENSATION

SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation, requires companies to estimate employee stock compensation expense based on the fair value method of accounting. However, the statement allows the alternative of continued use of the intrinsic value method described in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

employees, if pro forma disclosure of fair value amounts is provided. The Company has elected the alternative of continued use of APB Opinion No. 25.

Had compensation cost for the Company's stock option plan been determined based on their fair value at the grant date for options granted in 2003, 2002, and 2001 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been adjusted to the pro forma amounts indicated below:

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Net income:			
As reported	$ 2,637,000	$ 3,817,000	$ 2,640,000
Deduct: Total stock-based employee compensation expense determined under fair value method, net of related tax effects	693,000	994,000	632,000
Pro forma	$ 1,944,000	$ 2,823,000	$ 2,008,000
Net income per share:			
As reported:			
Basic and diluted	$ 0.32	$ 0.45	$ 0.31
Pro forma:			
Basic and diluted	$ 0.23	$ 0.34	$ 0.24

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company has $8,551,000 of cash on deposit with two different high credit quality financial institutions in excess of the Federal Deposit Insurance Corporation limits.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of receivables, accounts payable and short-term borrowings approximate their carrying values because of the short-term maturity of these instruments.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of intangible assets with indefinite useful lives and requires intangible assets to be reviewed for impairment at least annually and expensed to earnings only in the periods in which the recorded value of the intangible asset is more than the fair value. SFAS No. 142 was effective for fiscal years beginning after December 15, 2001. This Statement was adopted in fiscal 2002. Accordingly, amortization of intangible assets ceased on December 31, 2001.

In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which provides standards on the accounting for obligations associated with the retirement of long-lived assets. SFAS No. 143 is

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

effective for fiscal years beginning after June 15, 2002. The adoption of this statement did not have a significant impact on the Company's consolidated financial statements.

In July 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121 on the same topic and the accounting and certain reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as defined in that Opinion). This Statement also amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for fiscal periods beginning after December 15, 2001. The Company implemented the pronouncement beginning in the first quarter of fiscal year 2002. The adoption of this statement did not have an impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses exit or disposal activities including one-time involuntary employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees. Existing accounting guidelines (principally Emerging Issue Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity) require companies to recognize a liability when management commits itself or announces plans to exit or dispose of an activity. SFAS No. 146 will prohibit companies from recognizing an exit or disposal liability until the liability has been incurred, generally the "communication date" for one-time termination benefits and the contract termination or "cease use date" for contract costs, and will require these liabilities to be measured at fair value. This statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of the provisions of this statement did not have an impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148. SFAS No. 123, as amended by SFAS No. 148, requires companies to estimate employee stock compensation expense based on the fair value method of accounting. However, the statement allows the alternative of continued use of the intrinsic value method described in APB Opinion No. 25, if pro forma disclosure of fair value amounts is provided. The Company has elected the alternative of continued use of APB Opinion No. 25.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have an impact on the consolidated financial statements since the Company currently has no instruments that meet this definition.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

clarifies the need for a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company adopted the provisions of this Interpretation relating to initial recognition and measurement of guarantor liabilities, which was effective for qualifying guarantees entered into or modified after January 1, 2003. The adoption of this interpretation did not have an impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51, Consolidated Financial Statements." This interpretation addresses consolidation by business enterprises of entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among the parties involved. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses or receives a majority of its expected residual returns. In December 2003, the FASB amended FIN 46, now known as FIN 46 Revised ("FIN 46R"). The requirements of FIN 46R are effective no later than the end of the first reporting period that ends after March 15, 2004. A company that has applied FIN 46 to an entity prior to the effective date of FIN 46R shall either continue to apply FIN 46 until the effective date of FIN 46R or apply FIN 46R at an earlier date. The Company does not believe the adoption of this interpretation will have an impact on the Company's consolidated financial statements.

RECLASSIFICATIONS

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	DECEMBER 31,	
	2003	2002
Leasehold improvements	$ 7,728,000	$ 7,853,000
Store fixtures	9,560,000	9,088,000
Machinery and equipment	3,455,000	3,275,000
Computer equipment and software	6,031,000	5,918,000
	26,774,000	26,134,000
Less accumulated depreciation and amortization	22,630,000	20,900,000
Property and equipment, net	$ 4,144,000	$ 5,234,000

Depreciation and amortization expense of property and equipment totaled $2,075,000, $2,560,000 and $3,422,000 in 2003, 2002 and 2001, respectively.

In May 1999, the Company purchased the building which houses its downtown Santa Barbara retail store for $1,600,000. In August 1999, the Company sold this building for $2,119,000 and simultaneously entered into a 10-year lease. The $527,000 gain related to the sale of this building is being deferred over the life of the lease.

3. ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

Accrued liabilities and other current liabilities consist of the following:

	DECEMBER 31,	
	2003	2002
Accrued compensation and benefits	$ 2,109,000	$ 2,315,000
Sales tax payable	876,000	852,000
Store credits	303,000	266,000
Other current liabilities	728,000	726,000
Total accrued liabilities and other current liabilities	$ 4,016,000	$ 4,159,000

4. INVESTMENT IN PETsMART.COM

In 1999, the Company purchased $2,500,000 of Series D preferred stock and entered into a strategic relationship agreement and related agreements with PETsMART.com, Inc. In conjunction with this investment, the Company also made loans totaling $400,000 to certain officers and other individuals of the Company to finance their purchase of the Series D preferred stock of PETsMART.com. Such secured notes bore interest at 9% per annum, payable annually with principal due in October 2003. In April 2000, the Company purchased $520,000 of PETsMART.com Series D preferred stock from certain officers and other individuals of the Company in exchange for cash and the related notes.

As of December 2000, no public offering for PETsMART.com had occurred and it was unlikely this event would occur in the foreseeable future. Additionally, in December 2000, PETsMART.com restructured its ownership and diluted the Company's ownership position significantly. After careful consideration of the Internet and capital markets, the Company wrote off the entire $3,000,000 investment at December 31, 2000. In June 2001, the Company sold its investment in PETsMART.com for a gain of $334,000, which is included in Other Income in the consolidated statements of income.

5. SHORT BOND TRANSACTIONS

During July 2002, the Company entered into two transactions relating to the short-sale and repurchase of $95,384,000 of U. S. Treasury Securities. The transactions were intended to address interest rate exposure and generate capital gains that could be used to offset previously incurred capital losses. The first transaction, which represented $95,384,000 of U. S. Treasury Securities, matured on November 15, 2002. In the second transaction, the Company repurchased $95,384,000 of U. S. Treasury Securities on November 15, 2002. As of December 31, 2002, the Company had recorded interest income of $3,172,000 and interest expense of $3,288,000 related to these transactions. The net loss related to these transactions totaled $116,000. As a result of the transactions, the Company released $1,050,000 of its deferred tax valuation allowance, as it was able to utilize the capital losses.

6. SHORT-TERM BORROWINGS

In October 2001, we entered into a $30,000,000 three-year line of credit facility with Wells Fargo Retail Finance. This facility was amended in March 2004 in conjunction with the Company's acquisition of The Walking Company's assets (See Note 12) which reduced the line to $28,000,000. The line is secured by substantially all of the Company's assets and requires daily, weekly and monthly financial reporting as well as compliance with financial, affirmative and negative covenants and prohibits the payment of dividends. Prior to the amendment, the most significant of these financial covenants was compliance with certain pre-defined earnings before interest, income taxes, depreciation and amortization targets. As amended, the most significant covenant is compliance with certain pre-defined capital expenditures. For all periods presented, the Company was in compliance with this and all other covenants. This credit agreement provides for a performance-pricing structured interest charge, ranging up to LIBOR plus 1.75%, which is based on excess availability levels. As of December 31, 2003, the Company did not have an outstanding balance under this credit agreement. The Company had $966,000 of letters of credit

6. SHORT-TERM BORROWINGS (continued)

outstanding as of December 31, 2003, which expire through December 2004 and $1,132,000 of letters of credit outstanding as of December 31, 2002, which expired through December 2003.

7. INCOME TAXES

The provision for income taxes consists of the following:

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Current:			
Federal	$ 1,224,000	$ 510,000	$ 1,707,000
State	126,000	99,000	330,000
Total	1,350,000	609,000	2,037,000
Deferred:			
Federal	101,000	(36,000)	(442,000)
State	38,000	30,000	(83,000)
Total	139,000	(6,000)	(525,000)
Total income tax provision	$ 1,489,000	$ 603,000	$ 1,512,000

The Company's effective income tax rate differs from the federal statutory rate due to the following:

	YEARS ENDED DECEMBER 31,		
	2003	2002	2001
Federal statutory income tax rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	3.6	3.6	3.6
Valuation allowance	---	(23.8)	---
Other, net	(1.5)	(0.2)	(1.2)
Total	36.1%	13.6%	36.4%

Significant components of the Company's net deferred income tax assets are as follows:

	DECEMBER 31,	
	2003	2002
Deferred income tax assets:		
Allowance for doubtful receivables and sales returns	$ 38,000	$ 79,000
Accrued vacation	103,000	92,000
Inventory uniform capitalization	547,000	548,000
Depreciation	468,000	547,000
Intangible assets	120,000	146,000
Deferred rent	239,000	274,000
Deferred gain on sale of building	119,000	140,000
Reserve liabilities	293,000	378,000
Total deferred income tax assets	1,927,000	2,204,000
Deferred income tax liabilities:		
Prepaid expenses	(89,000)	(91,000)
State Income taxes	(17,000)	(153,000)
Total deferred income tax liabilities	(106,000)	(244,000)
Deferred income tax asset	$1,821,000	$1,960,000

7. INCOME TAXES (continued)

At December 31, 2003 and 2002, there are $875,000 and $853,000 in current deferred tax assets, respectively, and $946,000 and $1,107,000 in non-current deferred tax assets, respectively, which are included in the accompanying consolidated balance sheets.

In fiscal 2000, the Company had established a valuation allowance of approximately $1,050,000 which was specifically identified with the $3,000,000 write off of its investment in PETsMART.com (See Note 4). The write off of this asset represented a capital loss and required the Company to generate capital gains in order to realize the deferred tax asset. Based on the nature of the loss, the Company provided this valuation allowance to reduce the deferred tax asset to an amount which, more likely than not, would be realized. In 2002, the Company completed two short bond transactions. As a result of the transactions, the Company released its deferred tax valuation allowance, as it was able to utilize the capital losses.

8. COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases retail stores, office buildings and warehouse space under lease agreements that expire through 2012. Future minimum lease payments under noncancelable operating leases are as follows:

YEARS ENDING DECEMBER 31,

2004	$ 14,383,000
2005	10,454,000
2006	7,095,000
2007	4,186,000
2008	2,053,000
Thereafter	2,592,000
Total	$ 40,763,000

The above amounts do not include contingent rentals based on sales in excess of the stipulated minimum that may be paid under certain leases on retail stores. Additionally, certain leases contain future adjustments in rental payments based on changes in a specified inflation index. The effective annual rent expense for the Company is the total rent paid over the term of the lease, amortized on a straight-line basis. The difference between the actual rent paid and the effective rent recognized for financial statement purposes is reported as deferred rent.

Rent expense for 2003, 2002 and 2001, totaled $16,325,000, $16,711,000 and $16,460,000, respectively, and includes contingent rentals of $370,000, $345,000 and $475,000 for 2003, 2002, and 2001, respectively, which are included in operating expenses in the Consolidated Statements of Income.

LITIGATION

The Company is involved from time to time in litigation incidental to its business. The Company believes that the outcome of such litigation will not have a material adverse effect on its results of operation or financial condition.

BIG DOG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. STOCKHOLDERS' EQUITY

COMMON STOCK

In March 1998, the Board of Directors authorized the repurchase of up to $10,000,000 of its common stock. The Company has repurchased 1,455,152 shares totaling $7,854,000 as of December 31, 2003 and repurchased 1,305,636 shares totaling $7,448,000 as of December 31, 2002.

The Company's credit agreement prohibits the payment of dividends. The Company did not pay a dividend in 2003 and 2002, and does not expect to pay dividends in the future.

PREFERRED STOCK

The Company is authorized to issue 3,000,000 of preferred stock. As of December 31, 2003 and 2002, the Company did not have any preferred stock issued or outstanding. Under the Company's Certificate of Incorporation, the Board of Directors is authorized to fix the terms of the preferred stock provided for in such Certificate.

STOCK OPTIONS

In August 1997, the Company adopted the 1997 Performance Award Plan to attract, reward and retain officers and employees. The maximum number of shares reserved for issuance under this plan was 1,000,000. In February 1998, the Company amended the 1997 Performance Award Plan (the "Plan") to increase the maximum number of shares reserved for issuance under the Plan to 2,000,000. The Company amended the Plan again in April 2002 to increase the maximum number of shares reserved for issuance under the Plan to 3,000,000. Awards under this plan may be in the form of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, performance shares, stock bonuses, or cash bonuses based upon performance.

The following summarizes stock option activity for the periods presented:

	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Balance at January 1, 2001	920,250	6.10
Options granted	820,000	4.52
Options cancelled	(76,000)	(5.69)
Balance at December 31, 2001	1,664,250	5.34
Options granted	94,500	3.73
Options cancelled	(76,500)	(5.89)
Balance at December 31, 2002	1,682,250	5.23
Options granted	128,500	3.38
Options cancelled	(66,250)	(5.06)
Balance at December 31, 2003	1,744,500	5.10

9. STOCKHOLDERS' EQUITY (continued)

The following table summarizes information about stock options outstanding at December 31, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	OPTIONS OUT-STANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS EXERCIS-ABLE	WEIGHTED-AVERAGE EXERCISE PRICE
$2.90 - 3.60	378,000	7.1 years	$ 3.46	246,000	$ 3.44
4.00 - 4.63	725,000	7.2 years	4.26	311,400	4.28
5.00 - 6.50	470,500	4.6 years	6.28	411,050	6.27
8.00	85,000	4.7 years	8.00	48,500	8.00
10.00 - 14.00	86,000	4.6 years	10.05	29,925	10.13
2.90 - 14.00	1,744,500	6.2 years	5.10	1,046,875	5.20

At December 31, 2003, 2002 and 2001, the number of options exercisable for each year was 1,046,875, 704,300, and 408,200, respectively. The weighted-average exercise price of those options was $5.20, $5.33, and $5.49, respectively.

The Company accounts for its stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25 and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

The weighted average fair values of the options granted were $2.03, $3.18, and $3.07 during 2003, 2002, and 2001, respectively. The fair value of stock-based awards to employees is calculated through the use of an option pricing model, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2002, and 2001, respectively: expected volatility of 214%, 224%, and 200%; risk-free interest rates of 2.7%, 5.4%, and 5.2%,; expected lives of 10.0, 10.0, and 10.0 years.

10. EMPLOYEE BENEFIT PLAN

The Company has a Retirement Savings Plan (the "Plan"), a defined contribution plan adopted pursuant to Section 401(k) of the Internal Revenue Code. The Plan is available to substantially all of the Company's employees. The Company amended the Plan in November 2000 to match each dollar deferred up to 3% of compensation, which is limited to $1,000 annually, per participant. Participants vest in the Company's contribution at varying rates of 0% to 25% per year over six years. The Company contributed approximately $124,000, $167,000 and $139,000 in 2003, 2002 and 2001, respectively.

11. RELATED PARTY TRANSACTIONS

Two of the Company's stockholders and directors have ownership interests in two former merchandise vendors to the Company. Merchandise inventory purchased from these related vendors totaled $75,000 and $250,000 in 2003 and 2001, respectively. There were no purchases made in 2002.

11. RELATED PARTY TRANSACTIONS (continued)

In the normal course of business, one of the Company's officers pays for certain operating expenses which are reimbursed by the Company. At December 31, 2003 and 2002, the related outstanding payable was $116,000 and $68,000, respectively.

See discussion of related party guarantees in Note 12.

12. SUBSEQUENT EVENT

On March 3, 2004, the Company, through a newly formed subsidiary, acquired through bankruptcy substantially all the assets and assumed certain liabilities of The Walking Company. The Walking Company (TWC) is a leading specialty retailer (operating 72 stores) of high quality comfort walkwear shoes and accessories. The total purchase price for the acquisition was approximately $19 million, subject to adjustment. The purchase price included the payment of cash and issuance of notes to certain creditors of approximately $9,000,000 and $4,000,000, respectively, the assumption of certain short and long term obligations of approximately $2,800,000 and incurrence of acquisition related fees totaling approximately $2,600,000. Additionally, certain creditors were issued 10% of TWC's outstanding common stock (valued at $645,000), with a right (in the form of warrants) to convert the TWC shares into shares of common stock of the Company at a price of $4.35 per share and a right to put such TWC shares to TWC for cash totaling $645,000. The notes issued to certain creditors also include provisions that allow the creditors to put a portion of their debt to TWC and/or the Company at a predetermined discount or convert a portion of their debt to the Company common stock at a price of $4.35 per share. These provision and warrants expire on June 30, 2004. The total number of shares of Company common stock issuable under all of such warrants and put provisions is 1,067,817. Additionally, included in the purchase were guarantees made by: (1) the Company for certain real estate leases, and (2) the Chairman of the Board and Chief Executive Officer of the Company with regard to a potential $2,900,000 disputed administrative claim and the obligation of the Company to make payment of the potential exercise of put rights, which were provided in response to demands of creditors. The consideration to the Chairman and Chief Executive Officer for providing such guarantees includes that the Company and TWC granted them the right to purchase the foregoing notes issued to creditors, and related rights, in the event such notes are put to the Company or TWC at the purchase price the Company or TWC would be obligated to pay for them under the put. The Company is currently evaluating the additional contribution cost allocable to the purchase related to the fair value of the guarantees.

In conjunction with the acquisition, the Company contributed $8,950,000 to TWC ($6,450,000 as equity and $2,500,000 in subordinated debt.) The contribution was funded through earnings of the Company and borrowings under its current line of credit agreement totaling $7,500,000 and $1,450,000 was drawn on a new two year $3,000,000 unsecured revolving promissory note facility with Israel Discount Bank. The revolving facility bears interest at prime plus 1% and is guaranteed by the Chairman of the Company for which he received a 2.5% guarantee fee of $75,000. At March 3, 2004, the Company had $1,450,000 million outstanding under this facility.

In addition to the line of credit agreement amended in March 2004 (Note 6), of which $2,800,000 was outstanding on March 3, 2004, TWC entered into a new $17,500,000 revolving credit facility with Wells Fargo Retail Finance on March 2, 2004. The line is secured by substantially all of TWC assets and requires daily, weekly and monthly financial reporting as well as compliance with financial, affirmative and negative covenants and prohibits the payment of dividends, among other things. The most significant of these financial covenants is compliance with certain pre-defined earnings before interest and depreciation, accounts payable to inventory ratio covenant and capital expenditures. This credit agreement provides for a performance-pricing structured interest charge, ranging up to LIBOR plus 2.75%, which is based on excess availability levels. As of the March 3, 2004, TWC had approximately $3,000,000 outstanding under this credit agreement and $500,000 of outstanding letters of credit.

BIG DOG HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. QUARTERLY FINANCIAL DATA (unaudited)

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
	(in thousands, except per share)			
Year ended December 31, 2003:				
Net sales	$15,354	$24,208	$29,487	$34,708
Gross profit	8,103	14,218	16,829	19,582
Selling, marketing and distribution expenses	11,311	11,883	12,390	13,505
General and administrative expenses	1,201	1,333	1,189	1,476
Total operating expenses	12,512	13,216	13,579	14,981
(Loss) income from operations	(4,409)	1,002	3,250	4,601
Net (loss) income	(2,750)	559	1,947	2,881
Net (loss) income per share				
Basic and diluted	$ (0.33)	$ 0.07	$ 0.24	$ 0.35
Weighted average shares outstanding				
Basic	8,393	8,330	8,264	8,243
Diluted	8,393	8,330	8,265	8,248
Year ended December 31, 2002:				
Net sales	$17,546	$25,763	$30,114	$35,333
Gross profit	9,266	15,008	17,417	20,095
Selling, marketing and distribution expenses	11,836	12,342	13,117	14,233
General and administrative expenses	1,224	1,227	1,289	1,512
Total operating expenses	13,060	13,569	14,406	15,745
(Loss) income from operations	(3,794)	1,439	3,011	4,350
Net (loss) income	(2,383)	793	1,736	3,671
Net (loss) income per share				
Basic and diluted	$ (0.28)	$ 0.09	$ 0.21	$ 0.44
Weighted average shares outstanding				
Basic	8,460	8,393	8,393	8,393
Diluted	8,460	8,404	8,393	8,393

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Balance at Beginning of Year	Additions Charged (Reductions Credited) to Costs and Expense	Write-offs, Net of Recoveries	Balance at End of Year
Year ended December 31, 2001 Reserves and allowances deducted from asset accounts: Allowance for uncollectible accounts receivable..	$ 117,000	$ 473,000	$ (2,000)	$ 588,000
Year ended December 31, 2002 Reserves and allowances deducted from asset accounts: Allowance for uncollectible accounts receivable..	$ 588,000	$ 68,000	$ (455,000)	$ 201,000
Year ended December 31, 2003 Reserves and allowances deducted from asset accounts: Allowance for uncollectible accounts receivable..	$ 201,000	$ (25,000)	$ (80,000)	$ 96,000

BIG DOGS®

Board of Directors

Fred Kayne
Chairman of the Board

Andrew D. Feshbach
Chief Executive Officer

Skip R. Coomber, III
Attorney

Steven C. Good
Senior Partner
Good, Swartz, Brown & Berns

Robert H. Schnell
Fortune Casuals, LLC

David J. Walsh
FMJ Investments

Transfer Agent and Registrar

U. S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204-2991
(818) 502-1404

Auditors

Deloitte & Touche LLP
350 South Grand Avenue
Los Angeles, CA 90071-3462

Investor Information

805-963-8727 x1360
investorrelations@bigdogs.com

Executive Officers

Andrew D. Feshbach
Chief Executive Officer

Douglas N. Nilsen
Executive Vice President - Merchandising

Anthony J. Wall
Executive Vice President - Business Affairs, General Counsel, and Secretary

Roberta J. Morris
Chief Financial Officer and Treasurer

Lee M. Cox
Senior Vice President - Retail Operations

Other Officers

Joseph Carrivera
Senior Vice President - Real Estate

Susan M. Minier
Senior Vice President - Product Development

David R. Wolf
Senior Vice President - Marketing

Victor Bickmore
Vice President - Graphics

Naomi Fujioka
Vice President - Finance, Controller

Vicki Lane
Vice President - Graphic Apparel

John Otchis
Vice President - Information Systems

Patrick Stewart
Vice President - Marketing

John Wood
Vice President - Distribution

Corporate Headquarters

121 Gray Avenue, Santa Barbara, CA 93101 (805) 963-8727
www.BIGDOGS.com
NASDAQ Symbol **BDOG**